TUNEGO HOLDINGS LLC
SUBSCRIPTION INSTRUCTIONS

The Subscription Documents describe information from the prospective of an investor desiring to become a Class B Member of **TuneGO Holdings LLC**, a Nevada limited liability company (the "Company") and should be used in conjunction with the Limited Liability Company Agreement attached hereto as **EXHIBIT A** (as amended, restated and/or supplemented from time to time, the "LLC Agreement"). The manager of the Company is TuneGO, Inc., a Delaware corporation, or TuneGO, Inc.'s designee (the "Manager"). The Manager has formed the Company solely in connection with the Manager's crowdfunding offering under Section 4(a)(6) of the Securities Act of 1933, as amended, and Regulation Crowdfunding promulgated thereunder. Investors should carefully review the Form C and the accompanying offering statement, which are available on the website of the Portal at https://issuanceexpress.com/tunego-cf, and the Subscription Documents (as defined below).

Investors should carefully review the Risk Factors (set forth in Form C) and the LLC Agreement as well as complete the Subscription Documents (as defined below).

Subscription for Class B Units of the Company ("Class B Units") may be made only by means of the completion, delivery, and acceptance of the subscription documents in this package (the "Subscription Documents") as follows:

- **SUBSCRIPTION AGREEMENT AND POWER OF ATTORNEY**: Complete all requested information in this Subscription Agreement and date and sign the signature page.

DELIVERY OF SUBSCRIPTION DOCUMENTS:

Investors must submit:

- A completed and signed copy of the Subscription Agreement and Power of Attorney; and
- Signature page to the LLC Agreement.

ADDITIONAL INFORMATION

For questions regarding the completion of these subscription documents or for legal questions related to your subscription or questions regarding the LLC Agreement, please contact Armando Castro of Pillsbury Winthrop Shaw Pittman LLP, legal counsel to the Company, at (650) 233-4040.

TUNEGO HOLDINGS LLC

SUBSCRIPTION AGREEMENT AND
POWER OF ATTORNEY

NOTICES

INVESTMENT IN THE COMPANY INVOLVES A HIGH DEGREE OF RISK, IS SPECULATIVE, AND IS SUITABLE ONLY FOR INVESTORS WITH FINANCIAL RESOURCES AND WITHOUT THE NEED FOR LIQUIDITY. EACH INVESTOR SHOULD CONSULT WITH HIS, HER, OR ITS OWN FINANCIAL, LEGAL, AND TAX ADVISORS CONCERNING AN INVESTMENT IN THE COMPANY. PROSPECTIVE INVESTORS SHOULD NOT CONSTRUE ANY STATEMENT HEREIN AS LEGAL, TAX, OR FINANCIAL ADVICE.

NO TRANSFER OR WITHDRAWAL OF THE CLASS B UNITS MAY BE MADE WITHOUT THE APPROVAL OF THE MANAGER, WHICH APPROVAL MAY BE GRANTED OR WITHHELD IN ITS SOLE DISCRETION. MOREOVER, EVEN IF THE MANAGER PERMITS A TRANSFER, SUCH TRANSFER MAY BE MADE ONLY IF PERMITTED IN COMPLIANCE WITH ALL APPLICABLE SECURITIES LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. FOR THESE AND OTHER REASONS, INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISK OF AN INVESTMENT IN THE COMPANY FOR AN INDEFINITE PERIOD OF TIME.

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TuneGO Holdings LLC
c/o Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street
Palo Alto, CA 94304
Attention: Armando Castro

Ladies and Gentlemen:

This **SUBSCRIPTION AGREEMENT AND POWER OF ATTORNEY** (this "Agreement") is entered into by and among **TUNEGO, INC.**, a Delaware company, or TuneGO, Inc.'s designee (the "Manager"), and the investor named on the signature page to this Agreement (the "Investor") in connection with the Investor's purchase of Class B Units (the "Class B Units") in **TUNEGO HOLDINGS LLC**, a Nevada limited liability company (the "Company"), and admission as a "Class B Member" therein pursuant to the Limited Liability Company Agreement of the Company attached as **EXHIBIT A** hereto (the "LLC Agreement"). Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the LLC Agreement.

The Manager has formed the Company solely in connection with the Offering (defined below) and the Series C-3 Preferred Stock Purchase Agreement by and between the Manager and the Company, dated [_____] , attached as **EXHIBIT B** hereto. Investors should carefully review the Form C and the accompanying Offering Statement (defined below). The Investor understands that the Manager is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder. The Offering is made pursuant to (i) the Form C of the Manager that has been filed by the Manager with the Securities and Exchange Commission (the "SEC") and is being made available on the Portal's website, as the same may be amended from time to time (the "Form C") and (ii) the Offering Statement, which is included in the Form C (the "Offering Statement", and together with this Agreement, the LLC Agreement, the Form C, the "Transaction Agreements"). The Manager is offering to both accredited and non-accredited investors up to 914,815 shares of its Series C-3 Preferred Stock, par value $0.0001 per share (each a "Share" and, collectively, the "Shares"), at a maximum purchase price of $1.65 per Share, with bonuses based on either time of investment or amount of Shares purchased according to the bonus schedule set forth on **EXHIBIT C** hereto, at a minimum purchase price of $1.35 per Share. The minimum amount or target amount to be raised in the Offering is $10,000 (the "Target Offering Amount") and the maximum amount to be raised in the Offering is $1,235,000. If the Offering is oversubscribed beyond the Target Offering Amount, the Manager will sell Shares on a basis to be determined by the Manager's management. The Manager is offering the Shares to prospective investors through the Jumpstart Micro, Inc. a Delaware Corporation, D.B.A. Issuance Express crowdfunding portal (the "Portal"). The Portal is registered with the SEC as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Manager will pay the Portal a commission equal to 7% of gross monies raised in the Offering. The Company has no purpose other than to hold the Shares issued by the Manager and pass through the rights related to the Shares as the Class B Units to each Investor.

The Investor hereby subscribes for an Class B Units, and the Manager, the Company, and the Investor hereby agree as follows:

1. **Contribution**. The Investor agrees to contribute the amount set forth on the signature page hereto (the Investor's "Initial Contribution") to the Company pursuant to the terms of, and at the times required by, the Transaction Agreements. (All references herein are to United States Dollars.) All payments of the Investor's Initial Contribution shall be through the Portal.

2. **Adoption**. If the Investor is accepted as a Class B Member pursuant to paragraph 3 below, the Investor hereby agrees to be bound by all the terms and provisions of the LLC Agreement and to perform all obligations therein imposed upon a Class B Member holding a Class B Interest.

3. **Acceptance of Subscription; Delivery of LLC Agreement**. The Investor understands and agrees that this subscription is made subject to the following terms and conditions:

    (a) The Manager shall have the right to review the suitability of any person desiring to purchase an Class B Units and, in connection with such review, to waive such suitability standards as to such person as the Manager deems appropriate under applicable law;

    (b) The Manager shall have the right, in its sole and absolute discretion, to reject this subscription, in whole or in part, and the subscription shall be deemed to be accepted by the Manager only when the Investor has been admitted to the Company as a Class B Member;

    (c) The Manager shall have no obligation to accept subscriptions in the order received;

    (d) The Investor hereby requests and authorizes the Manager to enter the Investor's name in the books and records of the Company as a holder of the Class B Units;

    (e) The Class B Units to be created on account of this subscription shall be created only in the name of the Investor, and the Investor agrees to comply with the terms of the LLC Agreement and to execute any and all further documents necessary in connection with becoming a Class B Member of the Company; and

    (f) The Investor hereby undertakes in respect of the Class B Units that the Investor: (i) shall comply with the restrictions on transfer of the Class B Units contained in the LLC Agreement; and (ii) understands that upon a default of the Investor's capital contribution obligations to the Company, the Class B Units may, among other consequences, be subject to complete forfeiture in accordance with the terms of the LLC Agreement.

4. **Conditions to Closing**. The Company's obligations hereunder are subject to acceptance by the Manager of the Investor's subscription and to the fulfillment, prior to or at the time of closing, of each of the following conditions:

    (a) The representations and warranties of the Investor contained in this Agreement shall be true and correct at the time of closing; and

(b)   All proceedings in connection with the transactions contemplated hereby and all documents and instruments incident to such transactions shall be satisfactory in substance and form to the Manager, the Company and Pillsbury Winthrop Shaw Pittman LLP ("Company Counsel"), and the Manager, the Company or Company Counsel shall have received all such counterpart originals or certified or other copies of such documents as the Manager may request.

5.   Investor's Representations. In connection with the Investor's purchase of the Class B Units, the Investor makes the following representations and warranties on which the Manager, the Company and Company Counsel are entitled to rely:

(a)   The Investor has received, read and understands the Transaction Agreements. No representations or warranties have been made to the Investor by the Company, the Manager or any agent of said persons, other than as set forth in the Transaction Agreements.

(b)   The Investor is acquiring the Class B Units solely for the Investor's own account and not directly or indirectly for the account of any other person whatsoever (or, if the Investor is acquiring the Class B Units as a trustee, solely for the account of the trust or trust account named herein) for investment and not with a view to, or for sale in connection with, any distribution of the Class B Units. The Investor does not have any contract, undertaking or arrangement with any person to sell, transfer or grant a participation to any person with respect to the Class B Units.

(c)   Investor acknowledges that the Class B Units Investor is acquiring are "non-voting" Units and that Investor will have no right to vote or participate in decisions involving the Company as Class B Member.

(d)   The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the investment evidenced by the Investor's purchase of the Class B Units, and the Investor is able to bear the economic risk of such investment including the risk of complete loss.

(e)   The Investor has had access to such information concerning the Company as the Investor deems necessary to enable the Investor to make an informed decision concerning the purchase of the Class B Units. The Investor has had access to the managing director and the other directors of the Manager and has had the opportunity to ask questions of, and receive answers satisfactory to the Investor from, such managing directors and other directors concerning the offering of Class B Units in the Company and the Company generally. The Investor has obtained all additional information requested by the Investor to verify the accuracy of all information furnished in connection with the offering of Class B Units in the Company.

(f)   The Investor understands that the Class B Units has not been registered under the Securities Act or any securities law of any state of the United States or any other jurisdiction.

(g)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with the Class B Units and this Agreement.

(h)   The Investor understands that the Company has not been registered under the United States Investment Company Act of 1940, as amended. In addition, the Investor understands that the Manager is not currently registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

(i)   The Investor is aware that (i) the Investor must bear the economic risk of investment in the Class B Units for an indefinite period of time, possibly until final winding up of the Company, (ii) because the Class B Units has not been registered under the Securities Act, there is currently no public market therefor, (iii) the Investor may not be able to avail itself of the provisions of Rule 144 of the Securities Act with respect to the Class B Units, and (iv) the Class B Units cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available. The Investor understands that the Company is under no obligation, and does not intend, to effect any such registration at any time. The Investor also understands that sales or transfers of the Class B Units are further restricted by the provisions of the LLC Agreement and, as applicable, securities laws of other jurisdictions and the states of the United States.

(j)   The Investor is aware that no federal or state agency, and no agency of any non-U.S. jurisdiction, has passed upon the Class B Units or made any finding or determination as to the fairness of this investment. The LLC Agreement has not been filed with the SEC or with any securities administrator under state securities laws or the laws of any non-U.S. jurisdiction.

(k)   The Investor acknowledges that the Company has no financial or operating history and the Manager or another person or entity selected by the Manager.

(l)   The Investor acknowledges that the Investor is purchasing the Class B Units without being furnished any offering literature or prospectus other than the Transaction Agreements. The Investor hereby acknowledges that it has read and understood the risk factors, conflicts of interest and additional legal considerations set forth on Form C (the "Risk Factors"). The Investor did not rely on any information whatsoever, except for the Transaction Agreements (including the exhibits thereto).

(m)   The Class B Units will not be transferred or disposed of except in accordance with the terms of this Agreement and the LLC Agreement and will not be sold or transferred without registration under the Securities Act, or pursuant to an applicable exemption therefrom.

(n) The execution and delivery of the LLC Agreement and this Agreement, the consummation of the transactions contemplated thereby and the performance of the obligations thereunder will not conflict with or result in any violation of or default under any provision of any other agreement or instrument to which the Investor is a party or any license, permit, franchise, judgment, order, writ or decree, or any statute, rule or regulation, applicable to the Investor.

(o) No suit, action, claim, investigation or other proceeding is pending or, to the best of the Investor's knowledge, is threatened against the Investor that questions the validity of the LLC Agreement or this Agreement or any action taken or to be taken pursuant to the LLC Agreement or this Agreement.

(p) The Investor has full power and authority to make the representations referred to in this Agreement, to purchase the Class B Units pursuant to this Agreement and the LLC Agreement and to deliver and perform its obligations under the LLC Agreement and this Agreement. The LLC Agreement and this Agreement create valid and binding obligations of the Investor and are enforceable against the Investor in accordance with their terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws affecting creditors' rights, and subject to general equity principles and to limitations on availability of equitable relief, including specific performance.

(q) The Investor acknowledges that the Investor understands the meaning and legal consequences of the representations and warranties made by the Investor herein. Such representations and warranties are complete and accurate, shall be complete and accurate at the time of closing and may be relied upon by the Company, the Manager and Company Counsel. Such representations and warranties shall survive delivery of this Agreement and the LLC Agreement. If in any respect such information shall not be complete and accurate prior to the time of closing, the Investor shall give immediate notice of such incomplete or inaccurate information to the Manager, specifying which representations or warranties are not complete and accurate and the reasons therefor.

(r) The Investor hereby agrees to indemnify and hold harmless the Company, Company Counsel, the Manager and each member, partner, principal, managing director, manager, director, officer, advisor or employee thereof (each, an "Indemnified Party") from and against any and all loss, damage or liability due to or arising out of any inaccuracy or breach of any representation or warranty of the Investor or failure of the Investor to comply with any covenant or agreement set forth herein or in any other document furnished to any Indemnified Party specifically supplementing the information in this subscription booklet by the Investor in connection with the subscription for an Class B Units. The Investor shall reimburse each Indemnified Party for its legal and other expenses (including the cost of any investigation and preparation) as they are incurred in connection with any such claim, action, proceeding or investigation. The reimbursement and indemnification obligations of the Investor under this paragraph shall survive any closing applicable to the Investor (or, if this Agreement is terminated pursuant to paragraph 3(b) above, such termination) and shall be in addition to any liability which the Investor may otherwise have (including, without limitation, liabilities under the LLC Agreement), and shall be binding and inure to the benefit of any successors, assigns, heirs, estates, executors, administrators and personal representatives of the Indemnified Parties.

(s) The Investor confirms that the Investor has been advised to consult with the Investor's attorney regarding legal matters concerning the Company and to consult with independent tax advisers regarding the tax consequences of investing in the Company. The Investor acknowledges that he, she or it understands that any anticipated United States federal or state income tax benefits may not be available and, further, may be adversely affected through adoption of new laws or regulations or amendments to existing laws or regulations. The Investor acknowledges and agrees that the Company is providing no warranty or assurance regarding the ultimate availability of any tax benefits to the Investor by reason of the Investor's investment in the Company.

(t) The Investor understands that information relating to the Investor shall appear on the financial statements and other records of the Company. The Investor acknowledges and agrees that other members may receive such information as permitted by the LLC Agreement or as required by applicable laws and may share such information with their advisors and other parties.

(u) The Investor understands and agrees that the Manager may cause the Company to make an election under Section 754 of the Code or an election to be treated as an "electing investment partnership" for purposes of Section 743 of the Code. If the Company elects to be treated as an electing investment partnership, the Investor shall cooperate with the Company and the Manager to maintain that status and shall not take any action that would be inconsistent with such election. Upon request, the Investor shall provide the Manager with any information necessary to allow the Company to comply with (a) its obligations to make tax basis adjustments under Sections 734 or 743 of the Code and (b) its obligations as an electing investment partnership.

(v) The Investor has carefully reviewed and understands the various risks of an investment in the Company, as well as the fees and conflicts of interest to which the Company is subject, as set forth in the Transaction Agreements. The Investor hereby consents and agrees to the payment of the fees so described to the parties identified as the recipients thereof, and to such conflicts of interest.

(w) The Investor understands that the carried interest arrangements contained in the LLC Agreement may create an incentive for the Manager to make investments that are riskier or more speculative than would be the case in the absence of a carried interest.

(x) The Investor understands that Pillsbury Winthrop Shaw Pittman LLP acts as counsel to the Company, the Manager and certain of their affiliates. The Investor also understands that, in connection with this offering of Class B Units and subsequent advice to such persons, Pillsbury Winthrop Shaw Pittman LLP will not be representing the Investor or any other investors in the Company in the absence of a clear and explicit written agreement to such effect between the Investor and Pillsbury Winthrop Shaw Pittman (and then only to the extent specifically set forth in such agreement), and that in the absence of any such agreement Pillsbury Winthrop Shaw Pittman LLP shall owe no duty to the Investor, and no independent counsel has been retained to represent investors in the Company.

6. **Anti-Money Laundering Regulations**. The Investor hereby acknowledges that the Manager and the Company's intent is to comply with all applicable federal, state and local laws designed to combat money laundering and similar illegal activities, including the provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001. In furtherance of such efforts, the Investor hereby represents, covenants, and agrees that, to the best of Investor's knowledge based on reasonable investigation:

(a) None of the Investor's capital contributions to the Company (whether payable in cash or otherwise) shall be derived from money laundering or similar activities deemed illegal under federal laws and regulations.

(b) To the extent within the Investor's control, none of the Investor's capital contributions to the Company will cause the Company or any of its personnel to be in violation of federal anti-money laundering laws, including without limitation the Bank Secrecy Act (31 U.S.C. 5311 et seq.), the United States Money Laundering Control Act of 1986 or the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, and any regulations promulgated thereunder.

(c) When requested by the Manager, the Investor will provide any and all additional information, and the Investor understands and agrees that the Manager may release confidential information about the Investor, deemed reasonably necessary to ensure compliance with all applicable laws and regulations concerning money laundering and similar activities. The Manager reserves the right to request any information as is necessary to verify the identity of the Investor and the source of any payment to the Company. In the event of delay or failure by the Investor to produce any information required for verification purposes, the subscription by the Investor may be refused or cancelled.

(d) If the Investor is purchasing the Class B Units as agent, representative, intermediary/nominee or in any particular capacity for any other person, or is otherwise requested to do so by the Manager, it shall provide a copy of its anti-money laundering policies ("AML Policies") to the Manager. The Investor represents that it is in compliance with its AML Policies, its AML Policies have been approved by counsel or internal compliance personnel reasonably informed of anti-money laundering policies and their implementation and it has not received a deficiency letter, negative report or any similar determination regarding its AML Policies from independent accountants, internal auditors or some other person responsible for reviewing compliance with its AML Policies.

(e) The Investor agrees that, if at any time it is discovered that any of the foregoing anti-money laundering representations are incorrect, or if otherwise required by applicable laws or regulations related to money laundering and similar activities, the Manager may undertake appropriate actions, and the Investor agrees to cooperate with such actions, to ensure compliance with such laws or regulations, including, but not limited to segregation and/or redemption of the Investor's Class B Units in the Company or freezing the Investor's account.

7. **Power of Attorney**. The Investor by executing this Agreement hereby appoints the Manager, with full power of substitution, as the Investor's true and lawful representative and attorney-in-fact, and agent of the Investor, to make, execute, date, sign, acknowledge, verify, swear to, deliver, record and file, in the Investor's name, place and stead:

(a) all certificates and other instruments, and any amendments thereto which the Manager deems appropriate or desirable to form, qualify or continue the Company as a limited liability company under the Nevada Limited Liability Company Act (the "Act") and any other jurisdictions in which the Company conducts or plans to conduct business (including without limitation any filing for the purpose of admitting the Investor and others as members and describing their initial or any increased Capital Contributions);

(b) any instrument, form, certificate or other document which the Manager deems necessary or desirable to effect the dissolution and winding-up of the partnership in accordance with the terms of the LLC Agreement and the provisions of the Act;

(c) any other business certificate or other instrument or document of any kind that the Manager deems necessary or desirable to accomplish the business, purpose and objectives of the Company, and required by any applicable law; and

(d) the LLC Agreement, any amendments to the LLC Agreement or any other agreement or instrument which the Manager deems appropriate to (i) admit the Investor as a Class B Member in accordance with the terms of the LLC Agreement, (ii) effect the addition, substitution or removal of any Class B Member or any Manager pursuant to the LLC Agreement or (iii) effect an amendment or modification to the LLC Agreement adopted in accordance with the terms of the LLC Agreement.

To the fullest extent permitted by law, this power of attorney is coupled with an interest, is irrevocable and shall survive, and shall not be affected by, the subsequent death, disability, incapacity, incompetency, termination, bankruptcy, insolvency or dissolution of the Investor. This power of attorney will terminate upon the complete withdrawal of an assigning Class B Member from participation in the Company. The Investor acknowledges and agrees that under the terms of the LLC Agreement each Class B Member grants a further power of attorney to the Manager as provided for therein.

8. **Withholding**. The Manager is required to withhold a certain portion of the taxable income and gain allocated or distributed to each Investor unless the Investor provides documentation confirming that such Investor is not subject to withholding, or is subject to a reduced rate of withholding. The following information is provided to assist the Investor in complying with the U.S. rules for backup withholding and withholding with respect to income earned by foreign persons. This information is only a summary, and is not a substitute for the advice of a tax advisor. Each Investor is urged to consult with a tax advisor concerning the application of the U.S. withholding rules to such Investor.

9. **Waiver of Immunity**. To the extent that the Investor may be or may become entitled, in any action or proceeding relating in any way to this Agreement or to the LLC Agreement, to claim for itself or its properties or revenues any immunity from suit, court jurisdiction or attachment prior to judgment, attachment in aid of execution of a judgment, execution of a judgment or from any other legal process or remedy relating to its obligations under this Agreement, and to the extent that in any such action or proceeding there may be attributed immunity (whether or not claimed), the Investor hereby irrevocably agrees not to claim and hereby irrevocably waives such immunity to the fullest extent permitted by laws of the State of Nevada.

10. **Survival of Agreements, Representations and Warranties**. All agreements, representations and warranties contained herein or made in writing by or on behalf of the Investor, the Company or the Manager in connection with the transactions contemplated by this Agreement shall survive the execution of this Agreement and the LLC Agreement, any investigation at any time made by the Investor, the Company or the Manager or on behalf of any of them and the sale and purchase of the Class B Units and payment therefor and the dissolution and termination of the Company.

11. **Legends**. The Investor consents to the placement of the legends contained on page 1 of this Agreement and any other legend required or reasonably advisable, as determined by Company Counsel, by applicable law.

12. **Severability**. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

13. **Counterparts, Execution and Delivery**. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. A facsimile or other reproduction of this Agreement may be executed by the Investor and/or the Manager, and an executed copy of this Agreement may be delivered by the Investor and/or the Manager by facsimile or similar electronic transmission device pursuant to which the signature(s) and questionnaire responses can be seen, and such execution and delivery shall be considered valid, binding

and effective for all purposes. At the request of any party hereto, the Investor and the Manager agree to execute an original of this Agreement as well as any facsimile or other reproduction hereof.

14.   **Amendments**. Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated orally, but only with the written consent of the Investor and the Manager.

15.   **Assignment**. This Agreement is not transferable or assignable by the Investor.

16.   **Privacy**. If the Investor is a natural person (including a natural person investing through an individual retirement account or "IRA"), the Investor has been furnished and carefully read the notice regarding privacy of financial information under the U.S. Federal Trade Commission privacy rule, 16 C.F.R. Part 313 (the "Privacy Rule") and agrees that the Class B Units is a financial product that the Investor has requested and authorized. In accordance with Section 14 of the Privacy Rule, the Investor acknowledges and agrees that the Company may disclose nonpublic personal information of the Investor to other Class B Members, as well as to the Company's accountants, attorneys and other service providers as necessary to effect, administer and enforce the Company's and the Class B Members' rights and obligations.

17.   **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada in all respects as such laws are applied to agreements among Nevada residents entered into and performed entirely within Nevada, without giving effect to conflict of law principles thereof.

IRS CIRCULAR 230 DISCLOSURE: TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230 YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS AGREEMENT IS NOT INTENDED OR WRITTEN BY US TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY YOU, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

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This signature page constitutes the signature page for the Subscription Agreement, including the power of attorney included therein.

IN WITNESS WHEREOF, the parties hereto have executed this **SUBSCRIPTION AGREEMENT AND POWER OF ATTORNEY**, as of the dates written below.

INDIVIDUAL INVESTOR:

_____
(Signature)

_____
(Print Name)

Date: _____

DESIRED INITIAL CONTRIBUTION: $_____

SUBSCRIPTION ACCEPTED:

Accepted this ___ day of _____, _____

ACCEPTED INITIAL CONTRIBUTION: $_____

COMPANY:

TUNEGO HOLDINGS LLC

By: TuneGO, Inc.
Its: Manager

By: _____
         John Kohl
         Managing Member

EXHIBIT A

LLC Agreement

TUNEGO HOLDINGS LLC

LIMITED LIABILITY COMPANY
OPERATING AGREEMENT

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT (the **"Agreement"**) is effective as of the date of signing for TuneGO Holdings LLC, a Nevada limited liability company (the **"Company"**), and entered into by and among the Members set forth on Schedule I, attached hereto (each a **"Member"** and collectively the "**Members**").

Article 1
DEFINITIONS AND CALCULATIONS

1.1   **Certain Definitions**. As used herein, the following terms have the following meanings:

"**Affiliate**" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. A Person will be deemed to "control" another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of such other Person, whether through the ownership of voting securities, by contract, or otherwise. For the purposes of this Agreement, a limited partnership will be deemed to be an Affiliate with respect to any Person if the general partner of such limited partnership is an Affiliate of such Person.

"**Board**" means the Board of Managers of the Company.

"**Capital Account**" means the capital account established and maintained for each Member pursuant to Article 5.

"**Capital Contribution**" means any cash or property contributed to the capital of the Company by or on behalf of a Member in exchange for Units, whenever made.

"**Capital Member**" means any Person executing this Agreement in the capacity of a member who holds Capital Units. Schedule A attached hereto identifies initial Capital Members and the number of Capital Units held by each of the Capital Members and may be amended from time to time to reflect the issuance of additional Capital Units as set forth herein.

"**Capital Units**" means the membership units of the Company or other securities issued in respect of, or exchange for, Units, by way of a dividend, split, combination of Units, recapitalization, merger, consolidation, reorganization, conversion of the Company from a limited liability company into a corporation, or a similar event or transaction.

"**Code**" means the Internal Revenue Code of 1986, as amended, and any successor statute.

"**Confidential Information**" means the trade secrets, proprietary information, and confidential information of the Company that are not generally known to the public, including information concerning technology, business plans, financial statements, and other information provided under this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists, or other business documents which the Company treats as confidential, in any format whatsoever (including oral, written, electronic, or any other form or medium); provided, however, that Confidential Information does not include any information that: (1) was publicly known or made generally available prior to the time of disclosure by the Company; (2) becomes publicly known or made generally available after disclosure by the Company through no wrongful action or inaction of the applicable Member; (3) is in the possession of the applicable Member at the time of disclosure by the Company; (4) is obtained by the applicable Member from a third party without an accompanying duty of confidentiality; or (5) is independently developed by the applicable Member without use of or reference to the Company's Confidential Information.

"**Disability**" means, with respect to any Person, that a court of competent jurisdiction adjudges such Person to be incompetent, or that such Person has a physical or mental infirmity, which prevents such Person from fulfilling such Person's duties and obligations with respect to the Company for a period exceeding 90 consecutive days.

"**Family Member**" means any parent, spouse, child, brother, sister, or any other relative with a relationship (by blood, marriage, or adoption) not more remote than first cousin.

"**GAAP**" means generally accepted accounting principles in the United States, consistently applied.

"**Class B Interest**" means the *pro rata* share of a Class B Member.

"**Class B Member**" means any Person executing this Agreement in the capacity of a member who holds Class B Units. Schedule B attached hereto identifies initial Class B Members and the number of Class B Units held by each of the Class B Members and may be amended from time to time to reflect the issuance of additional Class B Units as set forth herein.

"**LLC Act**" means the Nevada Limited Liability Company Act (as may be amended from time to time).

"**LLC Assets**" means all of the assets and property, whether tangible or intangible, owned by, or held for the benefit of, the Company.

"**Manager**" means a member of the Board.

"**Member**" means any Person executing this Agreement in the capacity of either a Capital Member or an Class B Member of the Company, or any Person hereafter admitted to the Company as a member of the Company as provided in this Agreement, who holds Capital Units or Class B Units ,but not including any Person who or which has ceased to be a Capital Member or Class B Member, as the case may be, of the Company.

"**Non-Liquidation Distribution Percentage**", means, at the time of such determination, with respect each Capital Member, a fraction, the numerator of which is the aggregate number of issued and outstanding Capital Units held by such Capital Member, and the denominator of which is the aggregate number of issued and outstanding Capital Units held by all Capital Members.

"**Class B Unit Non-Liquidation Distribution Percentage**", means, at the time of such determination, with respect each Class B Member, a fraction, the numerator of which is the aggregate number of issued and outstanding Class B Units held by such Class B Member, and the denominator of which is the aggregate number of issued and outstanding Class B Units held by all Class B Members.

"**Percentage Interest**" means, at the time of such determination, a Capital Member's allocable interest in items of income, gain, loss, deduction, and credit of or to the Company. A Capital Member's Percentage Interest is equal to a fraction expressed as a percentage, the numerator of which is the number of issued and outstanding Capital Units held by such Capital Member, and the denominator of which is the aggregate number of issued and outstanding Capital Units held by all Capital Members as of the date of such determination.

"**Permitted Transferee**" means, with respect to any Member, an Affiliate or Family Member of such Member, or a trust or other legal entity wholly-owned by, or for the sole benefit of, the relevant Member and/or such Member's Affiliates or Family Members.

"**Person**" means any individual, partnership, joint venture, firm, corporation, limited liability company, association, trust, unincorporated organization, or other enterprise, or any government or political subdivision or any agency, department, or instrumentality thereof.

"**Transfer**" means, with respect to any Units, to sell, or in any other way to directly or indirectly transfer, assign, convey, distribute, pledge, hypothecate, encumber, or otherwise dispose of such Units, whether voluntarily, involuntarily, or by operation of law.

1.2   **Accounting Principles**. Where the character or amount of any asset or amount of any asset or liability or item of income or expense is required to be determined or any consolidation or other accounting computation is required to be made for the purposes of this Agreement, such determination or computation will be made in accordance with GAAP in effect at such time, to the extent applicable, except where such principles are inconsistent with the requirements of this Agreement.

1.3   **Directly or Indirectly**. Where any provision in this Agreement refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision will be applicable whether such action is taken directly or indirectly by such Person.

1.4   **Member or Members**. Whenever there is only one Member of the Company, the plural term **"Members**" will refer to such single Member.

Article 2
ORGANIZATION

2.1   **Formation of the Company; Certificate.** The Members of the Company hereby:

(1)   approve and ratify the filing of the Certificate;

(2)   confirm their status as Members;

(3)   execute this Agreement for the purpose of establishing the rights, duties, and relationships of the Members among themselves and with the Company, and the rules regarding the operation and governance of the Company; and

(4)   (A) confirm that if the laws of any jurisdiction in which the Company transacts business so require, any of the Members or authorized representatives of the Company shall file, or shall cause to be filed, with the appropriate office in that jurisdiction, any documents, instruments, or other filings necessary for the Company to qualify to transact business under such laws; and (B) confirm that any of the Managers, Members, or authorized representatives of the Company shall execute, acknowledge, and file, or shall cause to be executed, acknowledged, and filed, for record in the place or places and manner prescribed by law, any amendments to the Certificate as may be required, either by the LLC Law, by the laws of any jurisdiction in which the Company transacts business, or by this Agreement, in order to reflect changes in the information contained therein or otherwise to comply with the requirements of law for the continuation, preservation, and operation of the Company as a limited liability company under the LLC Law.

2.2   **Name of the Company**. The business, activities, and operations of the Company may be conducted under the Company's current name or any other name permitted by the LLC Law or the laws of the jurisdiction in which the Company proposes to conduct business under such name, as determined by the Board. Upon the approval of the Board, the officers, authorized agents, or representatives of the Company promptly shall execute, file, and record any assumed or fictitious name certificates required by the laws of the State of Nevada or any other jurisdiction in which the Company conducts business under such assumed or fictitious name.

2.3   **Place of Business.** The Company will carry on its business at such place or places, either within or without the State of Nevada, as the Board may from time to time determine in its sole and absolute discretion. If necessary, the Board shall amend, or shall cause to be amended, the Certificate in accordance with the applicable requirements of the LLC Law to reflect any such change of the Company's principal place of business.

2.4   **Registered Office and Registered Agent.** The registered office of the Company in the State of Nevada shall be TuneGO, Inc., with a registered address located at 2505 Anthem Village Dr. #E283, Henderson, NV 89052, or such other agent or office in the State of Nevada as the Board may designate, and the Managers or any one of them is authorized to amend the Certificate to reflect the foregoing without the consent of any other Member or other Person or entity being required.

2.5   **Ownership of Property.** The Units of each Member will be personal property of such Member for all purposes. All LLC Assets and interests in LLC Assets will be deemed to be owned by the Company as an entity, and no Member individually will have any ownership of such LLC Assets or interest in such LLC Assets except as a Member in the Company.

2.6   **No State Law Partnership**. The Members intend that the Company will not be a partnership (including a general partnership or a limited partnership) or a joint venture, that no Member will be a partner or joint venturer of any other Member with respect to the business of the Company or for any purposes other than U.S. federal, state, and local tax purposes, and that this Agreement will not be construed to suggest otherwise. The Members intend that the Company will be a partnership for U.S. federal, state, and local tax purposes.

Article 3
PURPOSES AND POWERS OF THE COMPANY

3.1   **Purpose.** The primary business of the Company and its purpose are to operate as a special purpose investment limited liability company investing in securities issued by TuneGO, Inc., a Delaware corporation (the "**Portfolio Company**"). In connection therewith, the Company may, directly or indirectly, do any of the following:

(a)   operate and manage the business of the Company and to take any and all such action as the Capital Members, in consultation with the Board, determine to be necessary or appropriate in connection therewith;

(b)   invest in, purchase, hold and manage all rights with respect to Portfolio Company securities, including authorization to exercise all rights, powers, privileges, and other incidents of ownership or possession with respect to the Portfolio Company securities, including voting rights,; and

(c)   enter into any lawful transaction and engage in any lawful activities in furtherance of the foregoing purposes; and

(d)   engage in any other lawful business permitted by the LLC Law or the laws of any other jurisdiction in which the Company does business.

3.2   **Powers.** Subject to all of the provisions of this Agreement, the Company will have the power to do any and all acts and things necessary, appropriate, advisable, or convenient for the furtherance and accomplishment of the purposes of the Company, including to engage in any kind of activity and to enter into and perform obligations of any kind necessary to, in connection with, or incidental to, the accomplishment of the purposes of the Company, so long as such activities and obligations may be lawfully engaged in or performed by a limited liability company under the LLC Law, the laws of any other jurisdiction applicable to such activities, or both.

Article 4
TERM OF THE COMPANY

4.1   **Term**. The term of the Company commenced on the date upon which the Certificate was duly filed with the Secretary of State of Nevada and will continue until the Company is dissolved under Article 10 hereof.

Article 5
UNITS; CAPITAL ACCOUNTS AND ALLOCATIONS

5.1   **Units and Percentage Interests of Capital Members**. A Capital Member's percentage interest in the Company will be represented by the Capital Units held by such Capital Member. Capital Units may be issued in one or more classes, in one or more series of any such classes, with such relative rights, powers, preferences, as may be determined by the Majority in Interest of the Capital Members. Schedule A attached hereto states the initial Capital Units of the Capital Members. Schedule A may be amended from time to time to reflect the issuance of additional Units as set forth herein.

5.2   **Issuance of Additional Units**. Upon consent of a Majority in Interest of the Capital Members, the Company may, from time to time, issue to Members or other Persons (who upon such issuance and the execution by such Persons of an agreement to be bound by this Agreement, and such other documents and/or instruments as such Majority in Interest deems necessary or appropriate to evidence such Persons' agreement to be admitted as a Member and to be bound by the terms and conditions of this Agreement and of any other governance documents of the Company, if any, will automatically become Class B Members or Capital Members, as the case may be) initial or additional Class B Units or Capital Units, as appropriate, for such consideration, in one or more classes, or one or more series of any such classes, with such designations, preferences, and relative, participating, optional, or other special rights, powers, and duties, including rights, powers, and duties senior to the then-existing Units, all as may be determined by such Majority in Interest in its sole and absolute discretion, the requirements of the LLC Law, the Code, and other applicable laws. Any issuance in accordance with this section shall be subject to execution of any and all documents reflecting admittance as Member as the then acting Majority in Interest deems necessary and proper for admission of new Class B Members or Capital Members. All Members whom shall become recipients, either of Class B Units or Capital Units, as appropriate, shall be bound by the terms and conditions of this Agreement and any and all other governance documents of the Company as applies to all other Members of the Company.

5.3   **Capital Accounts**. A separate Capital Account will be established and maintained for each Member.

5.4   **Allocations**. (a) The initial balance of the Capital Account for each Capital Member will be deemed to equal the aggregate amount of such Member's initial Capital Contributions.

(b)   The Capital Account of each Member will be increased by (1) the amount of any additional cash amounts contributed by such Member; (2) the fair market value (as determined by the Board) of any additional property (other than cash) contributed by such Member; and (3) allocations to such Member, if any, with respect to profit and gain of the Company.

(c)   The Capital Account of each Member will be decreased by (1) the amount of any cash distributions made to such Member; (2) the fair market value (as determined by the Board) of any property (other than cash) distributed to such Member; and (3) allocations to such Member with respect to deductions or losses.

(d)   For Capital Account purposes, all items of loss and deduction will be allocated (1) first, pro rata, to the Capital Members according to the positive balances in their respective Capital Accounts until such Capital Accounts are reduced to zero; and (2) second, pro rata, to each Capital Member in accordance with the percentage interest represented by such Member's Capital Units. All items of profit and gain, except for amounts received from carried interest distributions, net of fees, from limited partnerships of which the Company serves as general partner and which have been allocated specifically to the Class B Members through the Incentive Plan, will, for Capital Account purposes, be allocated (1) first, pro rata, to the Capital Members in order to reverse any allocations of loss or deduction made pursuant to the preceding sentence; and (2) second, pro rata to each Capital Member in accordance with the percentage interest represented by such Capital Member's Capital Units.

(e)   For federal, state, and local income tax purposes, items of income, gain, loss, deduction, and credit will be allocated to the Capital Members in accordance with the allocations of the corresponding items for Capital Account purposes under this Section 5.4, except that items with respect to which there is a difference between tax and book basis will be allocated in accordance with Section 704(c) of the Code, and the treasury regulations thereunder, particularly Treasury Regulations Section 1.704-1(b)(4)(1).

(f)   If the Company incurs any nonrecourse liabilities, income and gain will be allocated in accordance with the "minimum gain chargeback" provisions of Sections 1.704-1 (b)(4)(iv) and 1.704-2 of the Treasury Regulations.

(g)   Subject to the provisions of Section 5.4(f), but notwithstanding any other provision of this Section 5.4, no item of deduction or loss will be allocated to a Capital Member to the extent such allocation would cause a negative balance in such Capital Member's Capital Account (after taking into account the adjustments, allocations, and distributions described in Treasury Regulations Sections 1.704-1 (b)(2)(ii)(d)(4), (5), and (6)). If some but not all of the Capital Members would have such excess Capital Account deficits as a consequence of such allocation, the limitation stated in this Section 5.4(g) will be applied on a Member-by-Member basis so as to allocate the maximum permissible deduction or loss to each Capital Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d). If any loss or deduction is specially allocated to a Capital Member pursuant to the preceding sentence, an equal amount of income or gain of the Company will be specially allocated to such Capital Member prior to any allocation pursuant to Section 5.4(b).

(h)   Subject to the provisions of this Section 5.4, if any Capital Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1 (b)(2)(ii)(d)(4), (5), or (6), items of the Company's income and gain will be specially allocated to such Capital Member in an amount and manner sufficient to eliminate as quickly as possible any deficit balance in such Capital Member's Capital Account in excess of that permitted under Section 5.4 created by such adjustments, allocations, or distributions. Any special allocations of items of income or gain pursuant to this Section 5.4(h) will be taken into account in computing subsequent allocations pursuant to this Article 5 so that the net amount of any items so allocated and all other items allocated to each Capital Member pursuant to this Article 5 will, to the extent possible, be equal to the net amount that would have been allocated to each such Capital Member pursuant to the provisions of this Article 5 if such unexpected adjustments, allocations, or distributions had not occurred.

(i)   The Capital Accounts of the Capital Members will be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(e) in the case of a distribution of any property (other than cash).

(j)   The provisions of this Section 5.4 and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and will be interpreted and applied in a manner consistent with such Treasury Regulations.

(k)   A transferee of all (or a portion) of the Capital Units or Class B Units, as the case may be, of a Member will succeed to the Capital Account (or portion of the Capital Account) attributable to the transferred Units on a pro rata basis.

5.5   **Advances to the Company**. Capital Members may, with the written consent of the Majority in Interest of the Capital Members, advance funds to the Company in excess of the amounts required hereunder or pursuant to any subscription agreement to be contributed by them to the capital of the Company. Any such approved advances by a Capital Member will not result in any increase in the amount of such Capital Member's Capital Account or, except as provided in the relevant loan documents or instruments, entitle such Capital Member to any additional Capital Units. The amounts of such advances will be a debt of the Company to such Capital Member and will be payable or collectible only out of the LLC Assets in accordance with terms and conditions agreed upon by the Majority in Interest of the Capital Members.

5.6   **Liability of Members**. Except as otherwise provided in the LLC Law, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, will be solely the debts, obligations, and liabilities of the Company, and none of the Members will be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a Member. The failure of the Company to observe any formalities or requirements relating to the exercise of its power or management of its business, activities, or operations under the LLC Law or this Agreement will not be grounds for imposing personal liability on any Member for liabilities of the Company; provided, however, that, notwithstanding the foregoing, a Member or Manager, as the case may be, may have personal liability for any expenses, damages, or losses directly attributable to such Member or Manager (1) not acting in good faith and in a manner that such Member or Manager reasonably believed to be in or not opposed to the best interests of the Company or which was the result of fraud, deceit, willful misconduct, or a knowing violation of law by such Member or Manager or (2) resulting from an intentional breach of any provision of this Agreement.

5.7   **Return of Capital**. Except upon the dissolution of the Company or as may be specifically provided in Section 10.3, no Member will have the right to withdraw from the Company or to demand or to receive the return of all or any part of such Member's Capital Account or such Member's Capital Contributions to the Company.

5.8   **Non-Liquidation Distributions**. Any distributions other than Class B Unit Non-Liquidation Distribution under Section 5.9 or income tax distributions under Section 5.10 and distributions made under Section 10.3 (any such distribution, "**Non-Liquidation Distributions**"), and subject to Section

5.12, Section 5.13, and Section 5.14, will be made to the Capital Members out of Available Cash (defined below) in such amounts and at such times as may be determined by a Majority in Interest of the Capital Members. All Non-Liquidation Distributions will be allocated to the Capital Members in accordance with their Non-Liquidation Distribution Percentage, except as otherwise provided in Section 5.14. The date on which the resolution of the Capital Members declaring a distribution is adopted will be the record date for determination of the Capital Members entitled to receive such distribution and, except as otherwise provided in Section 5.14, the calculation of the Non-Liquidation Distribution Percentage for each Capital Member. "**Available Cash**" means, with respect to any Fiscal Year (defined below), as reasonably determined by the Board and reported to and approved by the Capital Members, the gross cash receipts of the Company for such Fiscal Year (other than from any loan and any Capital Contributions), less all capital expenditures and all expenses, including overhead, any accrued but unpaid guaranteed payment to any Capital Member, employee compensation, general administrative expenses, payments required under any debt and tax obligations attributable to such Fiscal Year, reserves under any Budget (defined below) or other cash reserve approved by a Majority in Interest of the Majority in Interest of the Capital Members , and all other amounts paid by or for the account of the Company during such Fiscal Year

5.9   **Class B Unit Non-Liquidation Allocation and Distribution**. Except with respect to the Preferred Return, as set forth and defined in Section 5.14 below, any proceeds received by the Company (the "**Aggregate Class B Unit Non-Liquidation Distribution Amount**") will be allocated, net of expenses, at the discretion of the Majority in Interest of the Capital Members, to the Class B Members in accordance with their Class B Unit Non-Liquidation Distribution Percentage and shall be distributed in such amounts and at such times as may be determined by a Majority in Interest of the Capital Members.

5.10   **Income Tax Distributions**. Subject to Section 5.11, in order to enable each Capital Member to pay income taxes on income allocated to such Capital Member, the Board shall, within 30 days after the end of each Fiscal Year, cause the Company to distribute, to the extent funds are available therefor, including through loans obtained from Capital Members (as approved in accordance with Section 5.5), and as is otherwise practicable (in the Board's sole and absolute discretion), to each Person with a Capital Member's Income Tax Distribution Amount (defined below) for the prior Fiscal Year, cash in an amount equal to the excess, if any, of (1) each Capital Member's estimate of such Capital Member's Income Tax Distribution Amount for such Fiscal Year, over (2) the aggregate amount of distributions to such Capital Member during such Fiscal Year (other than a distribution pursuant to this Section 5.9 made with respect to a prior Fiscal Year).

5.11   "**Capital Member's Income Tax Distribution Amount**" means, for any Fiscal Year, with respect to each Person who is a Capital Member or to whom an item of income or gain was allocated during such Fiscal Year, the product of (x) such Person's share of taxable income of the Company for such Fiscal Year (as determined by the Board) multiplied by (y) the highest marginal combined rate of federal and state of New York individual income taxes for such Fiscal Year, as determined by the Board.

5.12   **Withholding and Payments on Behalf of a Member**. The Company is hereby authorized to withhold from any distribution, or to make payments on behalf of a Member in such Member's capacity as such, all amounts that the Company is required by law to withhold or pay on behalf of such Member (including for the purposes of federal, state, and local income tax withholding, state personal property taxes, and state unincorporated business taxes). All amounts withheld by the Company from distributions or paid by the Company on behalf of a Member pursuant to the foregoing sentence will be deemed to have been distributed to the Member otherwise entitled to receive the amount so withheld or on whose behalf the amount was paid.

5.13   **Limitation Upon Distributions**. Notwithstanding anything to the contrary in this Agreement, the Company shall not (1) make a distribution to a Member to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the Company, other than liabilities to

Members on account of their respective membership interests in the Company and liabilities for which the recourse of creditors is limited to specified property of the Company, exceed the fair value of the LLC Assets, except that the fair value of the property that is subject to a liability for which the recourse of creditors is limited will be included in the LLC Assets only to the extent that the fair value of that property exceeds the liability; or (2) make a distribution to a Member on account of such Member's Membership Interest if such distribution would violate Section 508 of the LLC Law or other applicable law.

5.14   **Priority of Distributions.** Prior to any distributions to Capital Members, each Class B Member shall receive a preferential distribution per annum on their contributed capital (the "Preferred Return"), calculated at a rate of 8% per annum, payable annually. If the Company does not have sufficient funds to make such distributions in full, the unpaid amount shall accrue and be payable when funds become available.

Article 6
TRANSFERS OF UNITS

6.1   **General Prohibition on Transfer**. A Member may Transfer all or any number of Units owned by such Member only if such Transfer is made with the prior written consent of a Majority in Interest of the Capital Members, which consent may be withheld for any reason or no reason;

Article 7
ADDITIONAL AGREEMENTS AND RESTRICTIONS

7.1   **Required Sale**. If the Majority in Interest of the Capital Members approves a Company Sale (defined below), each Capital Member shall vote for, consent to, and raise no objections to such Company Sale. If the Company Sale is structured as a merger or consolidation, each Member shall waive any dissenter's rights, appraisal rights, or similar rights in connection with such merger or consolidation. If the Company Sale is structured as a sale of the Company's equity, each Member shall sell all of such Member's Units and any other equity interest of the Company and any rights to acquire any other equity interest in the Company on the terms and conditions approved by the Board. Each Member shall take all necessary or desirable actions in connection with the consummation of the Company Sale as requested by the Board; provided, however, that (1) any Member obligated under this Section 7.1 to participate in a Company Sale will not be required to make any representations or warranties regarding the Company, and (2) any Member obligated under this Section 7.1 to participate in a Company Sale will have no indemnification obligation or other contractual liability for any representations or warranties regarding the Company beyond the consideration received by such Member pursuant to such Company Sale. Upon the consummation of a Company Sale, each such Member will receive the same form of consideration (provided that the receipt and holding of such form of consideration does not cause any such Member to violate any applicable laws, rules, or regulations) and the same portion of the aggregate consideration that such Member would have received if such aggregate consideration had been distributed by the Company in complete liquidation pursuant to the rights and preferences of each Member as stated in this Agreement. "**Company Sale**" means (1) the sale by the Members, directly or indirectly, in one or a series of integrated transactions, of more than 50% of the equity of the Company to an unrelated Person (but excluding a transaction consummated primarily for the purpose of raising capital for the Company); (2) the sale, exclusive license, or other disposition of all or substantially all of the assets of the Company to an unrelated Person; or (3) any merger, consolidation, reorganization, or recapitalization of the Company (each, a "**Merger**"); provided, however, that a Merger whereby Persons who are holders of the equity of the Company immediately prior to such Merger continue to own more than 50% of the voting power in the surviving company following such Merger will not be deemed to be a Company Sale.

7.2   **Certificates**. The Managers may, but shall not be required to, issue certificates to the Members representing the Units held by such Members.

7.3   **Legends**. Any certificate evidencing Units, and any certificates evidencing any Units or securities exchangeable for, or convertible into, such Units, which are issued after the date hereof to any Person who is, or, in conjunction with such issuance, becomes, a party to this Agreement, will bear the following legend reflecting the restrictions on the Transfer of such securities pursuant to the terms of this Agreement and applicable federal securities law:

"The securities evidenced hereby have not been registered under applicable federal or state securities laws and instead are being issued pursuant to exemptions contained in such laws. The securities represented by this certificate may not be transferred unless (1) a registration statement with respect to such securities is effective under the Securities Act of 1933, as amended ("Act"), (2) such securities are transferred pursuant to Rule 144, or any successor rule, under the Act, and/or (3) the issuer has received an opinion of counsel reasonably satisfactory to it that no violation of the Act or other applicable federal or state laws will result from such transfer. The securities evidenced hereby are subject to the terms of a limited liability company operating agreement as the same may be amended from time to time, between the Company and the members of the Company identified therein, including certain restrictions on transfer. A copy of this Agreement is on file with the Company and is available upon request of the holder of this certificate."

7.4   **Confidentiality Obligations.** (a) Each Member hereby acknowledges:

(1)   That during the term of this Agreement, such Member will have access to and become acquainted with Confidential Information;

(2)   That: (A) the Company has invested, and continues to invest, substantial time, expense, and specialized knowledge in developing its Confidential Information; (B) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (C) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public.

(b)   Without limiting the applicability of any other agreement to which any Member is subject, each Member shall not, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing such Member's investment in the Company or performing such duties as a Manager, officer, employee, consultant, or other Service Provider of the Company) at any time, including use for personal, commercial, or proprietary advantage or profit, either during such Member's association or employment with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss, and theft.

(c)   Nothing contained in Section 7.4 prevents any Member from disclosing Confidential Information:

(1)   upon the order of any court or administrative agency;

(2)   upon the request or demand of any regulatory agency or authority having jurisdiction over such Member;

(3)   to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories, or other discovery requests;

(4)   to the extent necessary in connection with the exercise of any remedy hereunder;

(5)   to other Members or to any such Member's attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring such Member's investment in the Company; or

(6)   as may otherwise be required by applicable law, rule, regulation, or listing standard; provided that in the case of the foregoing clauses (1), (2), or (3), such Member shall notify the Board of the proposed disclosure as far in advance of such disclosure as practicable and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(d)   The restrictions of Section 7.4 will not apply to Confidential Information that (1) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement or (2) is or becomes available to a Member on a non-confidential basis prior to its disclosure to the receiving Member and any of its representatives in compliance with this Agreement.

7.5   **Other Business.** Each Member and any Affiliate of such Member may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others, provided that any such other business venture does not materially restrict or impair the performance of such Member's duties and obligations to the Company, as the case may be. The Company will not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement. Notwithstanding the foregoing, no Member may provide services to any Person, as a director, manager, member, partner, officer, employee, consultant, or otherwise, that operates a business competitive with the principal business of the Company now conducted or contemplated to be conducted without the prior written consent of the Board.

Article 8
MANAGEMENT; MEMBERS

8.1   **Management by Board of Managers**. (a) Except as otherwise provided herein or pursuant to non-waivable provisions of the LLC Law, the Board will have full power and authority to manage and supervise the property, business, activities, operations, and affairs of the Company, subject to the consent and approval of the Majority in Interest of the Capital Members. The Board will be comprised of up to three Managers, who will be representatives of TuneGO, Inc. and those persons shall initially be John Kohl, Ofek Hayon, Stacy Haitsuka. Managers need not be Members. The Board may appoint such officers (who need not be Members or Managers), and delegate such powers and authority to such officers, as the Board deems to be necessary, appropriate, or convenient to facilitate the business, activities, operations, and affairs of the Company, as may be consistent with the terms of this Agreement. The officers of the Company may exercise such delegated powers and authority in accordance with this Agreement and in a manner consistent with the policies adopted from time to time by the Board. The Board may revoke any delegation granted hereunder at any time and to reverse or overrule (if possible) any action taken by an officer of the Company pursuant to any delegated authority.

(b)   The Company shall not, without the affirmative vote or written consent of the Majority in Interest of the Capital Members:

(1)   make any loan or advance to, or own any securities of, any subsidiary or other limited liability company, corporation, partnership, or other entity, but excluding any of the foregoing which is wholly owned by the Company;

(2)   make any loan or advance to any Person, including, any employee, consultant, Manager, or Member, except advances and similar expenditures in the ordinary course of business;

(3)   guarantee any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business;

(4)   incur any debt, alone or in the aggregate, exceeding $25,000 that is not already included in a Budget, other than trade credit incurred in the ordinary course of business;

(5)   enter into or be a party to any transaction with any Manager, Member, officer, employee, or consultant of the Company or any "affiliate" (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such person except (1) transactions resulting in payments to or by the Company in an amount less than $50,000 per year, (2) transactions made in the ordinary course of business and pursuant to reasonable requirements of the Company's business and upon fair and reasonable terms that are approved by the Board, or (3) transactions included in a Budget;

(6)   approve the budget of the Company (including any projections of net profits) for each Fiscal Year (each, a "**Budget**");

(7)   hire, fire, or change the compensation of any employee or consultant of the Company;

(8)   change the principal business of the Company, enter new lines of business, or exit the current line of business;

(9)   undertake a Company Sale;

(10)   undertake a financing transaction through the sale and issuance of the Company's debt or equity securities;

(11)   issue additional Units to any Member;

(12)   admit any Person to the Company as a Member after the date hereof; or

(13)   approve any amendment to this Agreement.

8.2   **Managers Under the LLC Law**. Each Manager will be a "manager" of the Company for all purposes of, and within the meaning set forth in, the LLC Law.

8.3   **Manager Term; Resignation.** Each Manager will hold office until such Manager's death, Disability, removal, or resignation, or until such Manager's successor has been duly elected and qualified. Any Manager may resign at any time by giving written notice to the Board or to the Company. Any such resignation will take effect at the time specified therein or, if no time is specified, upon receipt thereof, and unless specified therein, acceptance of such resignation will not be necessary to make it effective.

8.4   **Removal; Vacancies.** A Manager may only be removed for Cause (defined below) by a Majority in Interest (defined below) of the Members in accordance with Section 8.13. A vacancy on the Board caused by the death, Disability, removal, or resignation of a Manager will be filled by a Majority in Interest of the Members in accordance with Section 8.13. "**Cause**" means (1) a breach of a material provision of this Agreement which, if such breach is capable of being cured, remains uncured for 30 days (or such longer period as may be reasonably necessary to accomplish such cure) following written notice thereof by the Members; (2) conviction of any crime other than a crime that is unrelated to being a Service Provider and is punishable only by a fine, other non-custodial penalty, or both; or (3) any material and willful misconduct or material violation by of the Company's written policies continuing for more than 30 days following written notice thereof by the Members; all as determined in good faith by Majority in Interest of the Members.

8.5   **Meetings of the Board of Managers.** Regular meetings of the Board may, unless otherwise required by the Board, be held on not less than ten days' notice to the other Managers delivered personally or by facsimile or electronic mail and confirmed by telephone, at such time and place as may from time to time be determined by resolution of the Board. Special meetings of the Board may be called at the request of any Manager on not less than 24 hours' notice to the other Managers, delivered personally or by facsimile or electronic mail and confirmed by telephone. Notice of a regular or special meeting need not be given to any Manager who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such Manager. Meetings of the Board may be held by telephone or any other communications equipment by means of which all participating Managers can simultaneously hear each other during the meeting.

8.6   **Procedure.** The Board may establish rules of procedure for the conduct of its proceedings consistent with the terms and conditions of this Agreement.

8.7   **Voting and Quorum.** Each Manager will be entitled to cast one vote. At all properly noticed meetings of the Board, the presence, in person or by proxy, of a majority of the entire Board, will constitute a quorum for the transaction of business. Except as otherwise provided in this Agreement, at any meeting of the Board, the vote of a majority of the entire Board will be the action of the Board. If, at any meeting duly called, a quorum is not present, a majority of the Managers present at such meeting may schedule a second meeting, despite the absence of a quorum, to be held on not less than 24 hours' notice to the other Managers.

8.8   **Committees.** The Board may designate one or more committees, each committee to consist of such number of Managers as the Board may establish. The Board may also establish an advisory board, to consist of such number of Persons (who need not be Members or Managers) as the Board may establish. Any committee and the advisory board, to the extent allowed by law and provided in the resolution establishing such committee or the advisory board will have and may exercise any of the powers and authority of the Board in the management of the property, business, activities, operations, or affairs of the Company. Each committee of the Board and the advisory board will meet and act in accordance with rules established for the Board in this Article 8. Each committee and the advisory board will keep regular minutes and report to the Board when required.

8.9   **Compensation.** The compensation, if any, of the Managers (and of any committee or advisory board members) for their services to the Company will be determined, in good faith by the Board, or by a compensation committee (which may be established by the Board and will at all times include at least one Manager), subject to the approval of a Majority in Interest of the Members. Managers will, however, be reimbursed by the Company for any reasonable expenses (including travel expenses) that are incurred by such Managers in the performance of their duties hereunder (including attendance at meetings of the Board). Nothing contained in this Agreement will be construed to preclude any Manager from serving the Company in any other capacities and receiving compensation for such services.

8.10   **Action by Written Consent.** Any action which may be taken by the Board under this Agreement may be taken without a meeting if consents in writing setting forth the actions to be taken thereby are signed by each of the Managers and the writing or writings are delivered to the Company. Such writings will be filed with the minutes of proceedings of the Board.

8.11   **Officers; Agents.** (a) Consistent with Section 8.1, the Company will have such officers, with such duties, powers and authority, as the Board may establish. Each officer will hold such officer's respective office for the term specified by the Board, unless earlier removed by the Board. Except as otherwise provided by law, any number of offices may be held by the same person.

(b)   The Board may appoint such agents of the Company, each with such duties, powers, and authority, as the Board may establish. Any such agent will hold such agent's respective position for the term specified by the Board, unless earlier removed by the Board.

(c)   Any officer or agent of the Company may resign at any time by giving written notice to the Board. Any such resignation will take effect at the time specified therein or, if no time is specified, upon receipt thereof, and unless specified therein, acceptance of such resignation will not be necessary to make it effective. Upon resignation of an officer or agent, the Board will have sole authority to appoint a successor to such officer or agent.

(d)   Except as provided by the terms of any agreement between the relevant officer or agent and the Company, any officer or agent of the Company may be removed from office, with or without Cause, by the Board at any meeting or by the written consent of the Board without a meeting. Any vacancy occurring in any office may be filled by a person designated by the Board. The Board, in its sole and absolute discretion, may re-delegate the duties, powers, and authority of any officer or agent, in whole or in part, to any other officer, agent, or Person, notwithstanding the provisions of this Agreement, except as otherwise provided by the laws of the State of Nevada or the terms of the relevant agreement, if any, between such Person and the Company.

(e)   The officers of the Company will be entitled to such salary or other compensation as the Board may determine.

(f)   Third parties dealing with the Company will be entitled to rely conclusively upon the power and authority of the officers of the Company as established in accordance herewith.

8.12   **Voting Rights of Capital Members; Meetings of Capital Members; No Voting Rights of Class B Members**. (a) Capital Members will be entitled to vote for the Managers, each of whom will be elected or removed by the affirmative vote or written consent (in person or by proxy) of Capital Members holding a majority of the Capital Units outstanding at the time of such determination ("**Majority in Interest**"). Notwithstanding anything to the contrary in this Agreement, each Capital Member shall take any and all actions, including the voting of all Capital Units held by such Capital Member to effect the purposes of Section 8.1 and cause the Managers to be elected pursuant to Section 8.1.

(b)   A meeting of the Capital Members may be called at any time by the Board or by Capital Members holding not less than 40% of the then-issued and outstanding Capital Units of the Company. Meetings of the Capital Members will be held at the Company's principal place of business or at any other place agreed to by the Board. Not less than five nor more than 60 days before each meeting, the Person or Persons calling the meeting must give written notice of the meeting to each Capital Member, stating the place, date, hour, and purpose of the meeting. Notwithstanding the foregoing provisions, a Capital Member will be deemed to waive such notice if, before or after the meeting, the Capital Member signs a waiver of the notice which is filed with the records of meetings of the Capital Members or is present at the meeting in person or by proxy without objecting to the lack of notice prior to the commencement of such meeting.

(c)   At any meeting of the Capital Members, the presence in person or by proxy of Capital Members holding not less than a majority of the Capital Units then issued and outstanding will constitute a quorum. If, at any meeting duly called, a quorum is not present, a majority of the Capital Members present at such meeting may reschedule such meeting, despite the absence of a quorum, which rescheduled meeting may be held on not less than 24 hours' notice to the other Capital Members. A

Capital Member may vote either in person or by written proxy signed by the Capital Member or by the Capital Member's duly authorized attorney-in-fact. Except as otherwise provided herein, at any meeting at which a quorum is present, consent of a Majority in Interest of the Capital Members will be the act of the Capital Members.

(d)   A meeting of the Capital Members need not be held at any time, except as called pursuant to Section 8.13(b).

(e)   Any action which may be taken by the Capital Members at any meeting may be taken without a meeting if consents in writing setting forth the action so taken are signed by Members owning the requisite number of Capital Units then issued and outstanding (or their duly authorized proxies) to approve such action at a meeting, and the writing or writings are promptly delivered to the Company and to any Capital Members who or which did not consent to the taking of such action. Such writings will be filed with the minutes of proceedings of the Capital Members.

(f)   Members may participate in a meeting by conference telephone or similar communications equipment, by means of which all Persons in the meeting can hear each other, and such participation will constitute presence in person at such meeting

(g)   Class B Units shall be "non-voting" Units and no Class B Member shall have any right to vote or participate in decisions involving the Company in his, her or its capacity as an Class B Member.

8.13   **Indemnification of the Managers, Officers and any Affiliates.** (a) The Company shall indemnify and hold harmless to the fullest extent permitted by the laws of the State of Nevada, as if the Company were a corporation incorporated under the laws of the State of Nevada, any Manager, officer, and/or any Affiliate thereof (individually, in each case, an "**Indemnitee**"), from and against any and all Losses (defined below) arising out of or incidental to the business, activities, or operations of, or relating to, the Company, regardless of whether the Indemnitee continues to be a Manager, officer, or Affiliate thereof at the time any such liability or expense is paid or incurred; provided, however, that no Manager, officer, or Affiliate will be indemnified by the Company from and against any Losses resulting from the gross negligence or willful misconduct of such Person. "**Losses**" means any and all losses, claims, demands, costs, damages, liabilities (joint or several), expenses of any nature (including reasonable attorneys' fees and disbursements), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits, or proceedings, whether civil, criminal, administrative, or investigative, in which an Indemnitee may be involved, or threatened to be involved, as a party or otherwise.

(b)   No Manager or officer will have liability (personal or otherwise) to the Company or the Members for damages for any breach of duty in such capacity; provided, however, that nothing in this Section 8.14 will eliminate or limit the liability of any Manager or officer if a judgment or other final adjudication adverse to such Manager or officer establishes that such Manager's or officer's acts or omissions constituted gross negligence or willful misconduct.

(c)   Expenses incurred by an Indemnitee in defending any claim, demand, action, suit, or proceeding subject to this Section 8.14 will, from time to time, upon request by the Indemnitee, be advanced by the Company prior to the final disposition of such claim, demand, action, suit, or proceeding upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount if it is determined in a judicial proceeding or a binding arbitration that such Indemnitee is not entitled to be indemnified as authorized in this Section 8.14.

(d)   The indemnification provided by this Section 8.14 will be in addition to any other rights to which an Indemnitee may be entitled under any other agreement, by vote of the Board, as a matter of law or equity, or otherwise, both as to an action in the Indemnitee's capacity as a Manager, officer, or Affiliate thereof, and as to an action in another capacity, and will continue as to an Indemnitee who has ceased to serve in such capacity and will inure to the benefit of the heirs, successors, assigns, and administrators of the Indemnitee.

(e)   The Company may purchase and maintain insurance on behalf of the Managers, officers, and such other Persons as the Board may determine, subject to the approval of the Majority in Interest of the Members, against any liability that may be asserted against or expense that may be incurred by such Persons in connection with the offering of Units in the Company or the business, activities, or operations of the Company, regardless of whether the Company would have the power to indemnify such Persons against such liability under the provisions of this Agreement.

(f)   An Indemnitee will not be denied indemnification in whole or in part under this Section 8.14 or otherwise by reason of the fact that the Indemnitee had an interest in the transaction with respect to which the indemnification applies, if the transaction was otherwise permitted or not expressly prohibited by the terms of this Agreement.

(g)   The provisions of this Section 8.14 are for the benefit of the Indemnitees, their heirs, successors, assigns, and administrators and will not be deemed to create any rights for the benefit of any other Persons.

8.14   **Savings Clause**. If this Article 8 or any portion hereof is invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Person indemnified pursuant to this Article 8 as to costs, charges, and expenses (including reasonable attorneys' fees), judgments, fines, and amounts paid in settlement with respect to any suit, action, or proceeding relating to this Agreement, whether civil, criminal, administrative, or investigative, to the fullest extent permitted by any applicable portion of this Article 8 that has not been invalidated and to the fullest extent permitted by applicable law.

8.15   **Exculpation**. No Member, Manager, or officer will have personal liability to the Company or the Members for monetary damages for breach of such Member's, Manager's, or officer's fiduciary duties (if any) or for any act or omission performed or omitted by such Member, Manager, or officer in good faith on behalf of the Company. Each Member, Manager, or officer will be indemnified and exculpated from personal liability for damages in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements presented to the Company by any Person as to matters that such Member, Manager, or officer reasonably believes are within such Person's professional or expert competence.

Article 9
BANK ACCOUNTS; BOOKS AND RECORDS; STATEMENTS;
TAXES; FISCAL YEAR

9.1   **Bank Accounts**. All funds of the Company will be deposited in its name in such checking and savings accounts, time deposits, or certificates of deposit, or other accounts as may be designated by the Board or a Majority in Interest of the Capital Members from time to time, and the Board shall arrange for the appropriate conduct of such account or accounts.

9.2   **Books and Records**. The Board shall keep, or cause to be kept, accurate and complete books and accounts showing assets, liabilities, income, operations, transactions, and the financial condition of the Company.

9.3   **Accounting Decisions**. All decisions as to accounting matters, except as specifically provided to the contrary herein, will be made by the Board, subject to the approval of the Majority in Interest of the Members.

9.4   **Where Maintained; Access**. The books, accounts, and records of the Company at all times will be maintained at the Company's principal office or such other office or offices as the Board may determine. Class B Members shall have no rights to inspect the books and records, or to receive any accounting or other financial statement or reports on the financial position of the Company, without the approval of a Majority in Interest of the Members which may be withheld for any or no reason.

9.5   **Tax Returns**. The Board shall, at the expense of the Company, cause to be prepared and delivered to the Members, in a timely fashion after the end of each Fiscal Year, copies of all federal and state income tax returns for the Company for such Fiscal Year, one copy of which shall be timely filed with the appropriate tax authorities. The Board shall cause such returns to accurately reflect the results of operations of the Company for such Fiscal Year. The Board shall appoint a Manager who is Member as the "**Tax Matters Partner**" (as defined in the Code) of the Company who is authorized and required to represent the Company (at the expense of the Company) in connection with all examinations of the affairs of the Company by any federal, state, or local tax authorities, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. The Tax Matters Partner shall keep all Members informed of the progress of any such examination, audit, or other proceeding. Each Member and former Member shall cooperate with the Tax Matters Partner and to do or refrain from doing any or all things reasonably required in connection with the conduct of such proceedings.

There shall be one Tax Matters Partner designated to communicate and negotiate with the Internal Revenue Service on any tax matter on behalf of all Members and on behalf of the Company. The original designated Tax Matters Partner shall be a representative of TuneGO, Inc. and that person shall initially be Ofek Hayon, who shall continue in that role until the Board shall designate another Member for that role at an annual or special meeting of the Members.

9.6   **Fiscal Year**. Unless otherwise required by law, the fiscal year of the Company for financial, accounting, U.S. federal, state, and local income tax purposes will be the calendar year (the "**Fiscal Year**"). The Board will have authority to change the beginning and ending dates of the Fiscal Year if the Board deems such change to be necessary or appropriate to the business, activities, or operations of the Company.

Article 10
DISSOLUTION AND LIQUIDATION

10.1   **Events Causing Dissolution**. (a) The Company will not be dissolved by the admission of new Members or the withdrawal of existing Members (unless all Members of the Company have withdrawn). The Company will be dissolved and its affairs wound up upon the occurrence of any of the following events: (1) a Majority in Interest of the Members consents to dissolve the Company; and (2) the occurrence of any other event which, under Section 702 of the LLC Law, would cause the dissolution of the Company or that would make it unlawful for the business, activities, or operations of the Company to be continued. Dissolution of the Company will be effective as of the day on which the event occurs giving rise to the dissolution, but the Company will not terminate until there has been a winding up of the Company's business, activities, operations, and affairs, and until the LLC Assets have been distributed as provided in Section 10.3 of this Agreement and by the LLC Law.

10.2   **Cancellation of Certificate**. Upon the dissolution and completion of the winding up of the Company, the Company shall file Articles of dissolution in accordance with the provisions of 705 of the LLC Law, and any Person responsible for winding up the affairs of the Company shall promptly notify the Members of such dissolution.

10.3   **Distributions Upon Dissolution or Company Sale**. (a) Upon the dissolution or liquidation of the Company or a Company Sale, the Board (or any other Person designated by a Majority in Interest of the Capital Members to be responsible for winding up the affairs of the Company) shall act as liquidator and proceed without any unnecessary delay to sell or otherwise liquidate the LLC Assets and pay or make-due provision for the payment of all debts, liabilities, and obligations of the Company. The Board (or any other Person designated by the Majority in Interest of the Capital Members to be responsible for winding up the affairs of the Company) shall distribute the net liquidation proceeds and any other liquid assets of the Company after the payment of all debts, liabilities, and obligations of the Company (including all amounts owing to holders of Class B Units and all amounts owing to a Member under this Agreement or under any agreement between the Company and a Member entered into by the Member other than in its capacity as a Member of the Company), the payment of expenses of liquidation of the Company, and the establishment of a reasonable reserve in an amount estimated by the Board to be sufficient to pay any amounts reasonably anticipated to be required to be paid by the Company, which will be distributed to each Member in accordance with the percentage interest represented by such Member's Units.

10.4.   **Liquidation Preference.** In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the Class B Members shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the Capital Members, an amount equal to the original capital contribution made by each Class B Member plus any accrued and unpaid Preferred Return. After the payment of such preferential amounts, the remaining assets of the Company will be distributed among all Members in proportion to their respective ownership interests.

Article 11
MISCELLANEOUS

11.1   **Specific Performance, Injunction, Payment of Costs**. The parties acknowledge that it is impossible to determine the monetary damages which would accrue to the Company or any Member by reason of the failure of any other Member or the Company to perform any of such Member's or the Company's obligations under this Agreement requiring the performance of an act other than the payment of money only. Further, because the Units cannot be readily purchased or sold in the open market, the Company and Members acknowledge that money damages are not an adequate remedy with respect to the nonperformance or other breach of any obligations pursuant to this Agreement. Therefore, each party hereto may, in such Person's sole discretion, apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief (without posting a bond or other security) in order to enforce or prevent any violation of the provisions of this Agreement. In the event of a breach or threatened breach by a Member of any of the provisions of this Agreement, the Company, and the remaining Members, will be entitled to an injunction restraining such Member from any such breach without a showing of irreparable harm. The availability of this injunctive remedy will not prohibit the Company or any Member from pursuing any other remedies available at law or in equity for such breach or threatened breach, including the recovery of monetary damages from the breaching Member.

11.2   **Further Assurances**. At any time or from time to time after the date hereof, the parties shall cooperate with each other, and at the request of any other party, to execute and deliver any and all further instruments or documents and to take any and all such other and further actions as the relevant other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

11.3   **Termination; Survival**. The rights and obligations of a Member under this Agreement will terminate at such time as such Member no longer is the beneficial owner of any Units. This Agreement will terminate upon the earliest to occur of (1) the date on which the Members and the Company agree in writing to terminate this Agreement, (2) the consummation of a Company Sale, and (3) the dissolution of the Company; provided, that prior to such termination, the proceeds of any Company Sale are liquidated and distributed to the Members pursuant to Articles 5 and 10 of this Agreement. Notwithstanding anything to the contrary in this Agreement, regardless of the manner in which this Agreement is terminated, Sections 6.1, 8.15 – 8.17, 11.1, 11.2, and 11.6 – 11.8 hereof will survive until, by their respective terms, they are no longer operative.

11.4   **Benefits of Agreement**. All of the terms and provisions of this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This Agreement is for the sole benefit of the parties hereto and not for the benefit of any third party.

11.5   **Severability**. Each provision of this Agreement will be considered severable and if for any reason any provision or provisions of this Agreement are determined to be invalid, unenforceable, or illegal under any existing or future law, such invalidity, unenforceability, or illegality will not impair the operation of or affect those portions of this Agreement that are valid, enforceable, and legal.

11.6   **Governing Law**. This Agreement will be interpreted in accordance with and governed by the laws of the State of Nevada, without giving effect to any choice of law or conflicts of law provisions thereof.

11.7   **Consent to Jurisdiction**. Each party hereto hereby irrevocably and unconditionally submits to the jurisdiction of any federal and state court in Denver, Colorado and irrevocably agrees that all actions or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby will be litigated exclusively in such courts. Each party hereto agrees not to commence any legal proceeding related hereto or thereto except in such court. Each party hereto irrevocably waives any objection which it may now or hereafter have to the laying of the venue of any such proceeding in any such court and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action suit or proceeding brought in any such court has been brought in an inconvenient forum. Each party hereto consents to process being served in any such action or proceeding by mailing a copy thereof by registered or certified mail.

11.8   **Waiver of Jury Trial**. Each party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of under or in connection with this Agreement. Each party hereto acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waivers and certifications in this Section 11.8.

11.9   **Notices**. (a) All notices and other communications required or permitted under this Agreement must be in writing and will be deemed given if delivered by electronic mail (with confirmation of receipt) to the parties at the following address for such party (or at such other address for a party as may be specified by like notice):

  If to the Company: TuneGO Holdings LLC
                              2505 Anthem Village Dr. #E283
                              Henderson, NV 89052
                              Attn: Ofek Hayon
                              E-mail: ohayon@tunego.com

If to a Member: To such Member's electronic mail on file with the
                                   Company.

                    (b)   Notices given by electronic mail will be deemed delivered upon confirmation of receipt.

11.10 **Amendments and Waivers**. This Agreement may only be modified or amended by a writing signed by the Company and the Majority in Interest of the Capital Members, as determined as of the date of such proposed amendment. Any such supplemental or amendatory agreement will be adhered to and have the same effect from and after its effective date as if the same had originally been embodied in, and formed a part of, this Agreement; provided, however, that the Board may, in its sole discretion, modify or amend this Agreement if such modifications or amendments are: (1) to Schedule A; (2) to Schedule B; (3) of an inconsequential nature, as reasonably determined by the Board; (4) for the purpose of reflecting the admission of additional Members, the withdrawal of Members, or additions to or reductions from the Capital Accounts of the Members, as any of the foregoing is permitted by this Agreement; (5) necessary to maintain the Company's status as a partnership for tax purposes according to Section 7701 (a)(2) of the Code; (6) necessary to preserve the validity of any and all allocations of Company income, gain, loss, deduction, or credit pursuant to Section 704(b) of the Code; (7) contemplated by this Agreement; or (8) to accommodate a change in any federal or state law, or the laws of another jurisdiction, affecting the business, activities, or operations of the Company. Any amendment to this Agreement must be in writing.

11.11 **Compliance with LLC Law**. Each Member shall not to take any action or fail to take any action which, considered alone or in the aggregate with other actions or events, would result in the termination of the Company under the LLC Law.

11.12 **Entire Agreement**. This Agreement contains the entire agreement among the parties with respect to the matters contemplated by this Agreement and supersedes all prior agreements or understandings among the parties with respect to such matters, including any term sheet, founding agreement, or similar agreement.

11.13 **Counterparts**. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

[remainder of page intentionally left blank]

The parties are signing this Limited Liability Company Operating Agreement as of the date stated in the introductory clause.

COMPANY:

TUNEGO HOLDINGS LLC

By: TuneGO, Inc.
Its: Manager

By: _____

John Kohl
Managing Member

Date: October 24, 2024

SCHEDULE A

Capital Contributions
And Capital Units Outstanding
(as of October 24, 2024)

Member Name	Capital Contribution	Capital Value	Units	Company Interest
TuneGO, Inc.	$10,000	$10,000	10,000	100%

Total Units Available = 10,000

SCHEDULE B

Capital Contributions
And Class B Units Outstanding
(as of _____)

Member Name	Capital Contribution	Capital Value	Units	Company Interest
Investor 1	$_____	$_____	_____	____%
Investor 2	$_____	$_____	_____	____%

Total Units Available = _____

EXHIBIT B

Series C-3 Preferred Stock Purchase Agreement

SERIES C-3 PREFERRED STOCK PURCHASE AGREEMENT

THIS SERIES C-3 PREFERRED STOCK PURCHASE AGREEMENT (this "**Agreement**"), is made as of _____, by and among TuneGO, Inc., a Delaware corporation (the "**Company**"), and the investors set forth on the signature pages hereto (each a "**Purchaser**" and together the "**Purchasers**").

The parties hereby agree as follows:

1.   <u>Purchase and Sale of Series C-3 Preferred Stock</u>.

      1.1   <u>Sale and Issuance of Series C-3 Preferred Stock</u>.

           (a)   The Company shall have adopted and filed with the Secretary of State of the State of Delaware on or before the Initial Closing (as defined below) the Amended and Restated Certificate of Incorporation in the form of <u>Exhibit B</u> attached to this Agreement (the "**Restated Certificate**").

           (b)   Subject to the terms and conditions of this Agreement, each Purchaser agrees to purchase at the applicable Closing (as defined below) and the Company agrees to sell and issue to each Purchaser at the applicable Closing that number of shares of Series C-3 Preferred Stock, $0.0001 par value per share (the "**Series C-3 Preferred Stock**"), set forth opposite each Purchaser's name on <u>Exhibit A</u>, at a maximum purchase price of $1.65 per share and a minimum price of $1.35 per share, when implementing bonuses based on either time of investment or amount of the shares of Series C-3 Preferred Stock, according to the bonus schedule set forth on <u>Schedule 1</u> attached hereto, and with the final purchase price opposite each Purchaser's name on <u>Exhibit A</u>. The shares of Series C-3 Preferred Stock issued to the Purchasers pursuant to this Agreement (including any shares issued at the Initial Closing and any additional Closing, as defined below) shall be referred to in this Agreement as the "**Shares**."

      1.2   <u>Closing; Delivery</u>.

           (a)   The initial purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures, on the date of this Agreement or at such time as is mutually agreed upon, orally or in writing, by the Company and the Purchasers (which time and place are designated as the "**Initial Closing**"). In the event there is more than one closing, the term "**Closing**" shall apply to each such closing unless otherwise specified.

           (b)   Promptly following each Closing, the Company shall deliver to each Purchaser a certificate representing the Shares being purchased by such Purchaser at such Closing against payment of the purchase price therefor by check payable to the Company, by wire transfer to a bank account designated by the Company, by cancellation or conversion of indebtedness or other convertible securities of the Company to Purchaser, including interest, or by any combination of such methods.

1.3   Sale of Additional Shares of Preferred Stock.

(a)   After the Initial Closing, the Company may sell, on the same terms and conditions as those contained in this Agreement, additional shares (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or similar recapitalization affecting such shares) of Series C-3 Preferred Stock (the "**Additional Shares**"), to one (1) or more purchasers (the "**Additional Purchasers**"), provided that (i) such subsequent sale is consummated prior to ninety (90) days after the Initial Closing, (ii) each Additional Purchaser becomes a party to the Transaction Agreements (as defined below), by executing and delivering a counterpart signature page to each of the Transaction Agreements, and (iii) the Initial Purchaser has provided its prior written consent with respect to such Additional Purchasers' purchase of such Additional Shares. Exhibit A to this Agreement shall be updated to reflect the number of Additional Shares purchased at each such Closing and the parties purchasing such Additional Shares.

1.4   Use of Proceeds.   In accordance with the directions of the Company's Board of Directors (the "**Board of Directors**"), the Company will use the proceeds from the sale of the Shares for product development and other general corporate purposes.

1.5   Defined Terms Used in this Agreement.   In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a)   "**Code**" means the Internal Revenue Code of 1986, as amended.

(b)   "**Investors' Rights Agreement**" means the agreement among the Company and the Purchasers and certain other stockholders of the Company dated as of the date of the Initial Closing, in the form of Exhibit C attached to this Agreement.

(c)   "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(d)   "**Purchaser**" means each of the Purchasers who is initially a party to this Agreement and any Additional Purchaser who becomes a party to this Agreement at a subsequent Closing under Section 1.2(b).

(e)   "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(f)   "**Transaction Agreements**" means this Agreement and the Investors' Rights Agreement.

2.   Representations and Warranties of the Company.   The Company hereby represents and warrants to each Purchaser that the following representations are true and complete as of the date of the Initial Closing.

2.1 <u>Organization, Good Standing, Corporate Power and Qualification</u>. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as presently proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.

2.2 <u>Capitalization</u>.

(a) The authorized capital of the Company consists, immediately prior to the Initial Closing, of:

(i) 120,000,000 shares of common stock, $0.0001 par value per share (the "**Common Stock**"), 22,544,192 shares of which are issued and outstanding immediately prior to the Initial Closing. All of the outstanding shares of Common Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws. The Company holds no Common Stock in its treasury.

(ii) 61,127,308 shares of Preferred Stock, par value $0.0001 per share ("**Preferred Stock**"), of which 13,473,028 shares have been designated Series A Preferred Stock, all of which are issued and outstanding, 21,192,434 shares have been designated Series B Preferred Stock, all of which are issued and outstanding, 3,538,944 shares have been designated Series C Preferred Stock, 3,229,215 of which are issued and outstanding, 5,728,853 shares have been designated Series C-1 Preferred Stock, 5,260,426 of which are issued and outstanding, 8,888,884 shares have been designated Series C-2 Preferred Stock, 4,481,481 of which are issued and outstanding immediately prior to the Initial Closing, 3,703,704 shares have been designated Series C-3 Preferred Stock, none of which is issued or outstanding, and 4,601,461 shares of Blank Check Preferred Stock, none of which are issued and outstanding immediately prior to the Initial Closing. The rights, privileges and preferences of the Preferred Stock are as stated in the Restated Certificate and as provided by the Delaware General Corporation Law.

2.3 <u>Authorization</u>. All corporate action required to be taken by the Company's Board of Directors and stockholders in order to authorize the Company to enter into the Transaction Agreements, and to issue the Shares at the Closing and the Common Stock issuable upon conversion of the Shares, has been taken or will be taken prior to the applicable Closing. All action on the part of the officers of the Company necessary for the execution and delivery of the Transaction Agreements, the performance of all obligations of the Company under the Transaction Agreements to be performed as of the Closing, and the issuance and delivery of the Shares has been taken or will be taken prior to the applicable Closing. The Transaction Agreements, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Investors' Rights Agreement and the Indemnification Agreement may be limited by applicable federal or state securities laws.

2.4   Valid Issuance of Shares. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchasers in Section 3 of this Agreement, the Shares will be issued in compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Certificate, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchasers in Section 3 of this Agreement, the Common Stock issuable upon conversion of the Shares will be issued in compliance with all applicable federal and state securities laws.

2.5   Governmental Consents and Filings. Assuming the accuracy of the representations made by the Purchasers in Section 3 of this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for (i) the filing of the Restated Certificate, which will have been filed as of the Initial Closing, and (ii) filings pursuant to applicable securities laws, which have been made or will be made in a timely manner.

3.   Representations and Warranties of the Purchasers. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, that:

3.1   Authorization. The Purchaser has full power and authority to enter into the Transaction Agreements. The Transaction Agreements to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable against such Purchaser in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, or (b) to the extent the indemnification provisions contained in the Investors' Rights Agreement may be limited by applicable federal or state securities laws.

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3.2 <u>Disclosure of Information</u>. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the Shares with the Company's management and has had an opportunity to review the Company's facilities. The foregoing, however, does not limit or modify the representations and warranties of the Company in <u>Section 2</u> of this Agreement or the right of the Purchasers to rely thereon.

3.3 <u>Restricted Securities</u>. The Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Shares, or the Common Stock into which it may be converted, for resale except as set forth in the Investors' Rights Agreement. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.4 <u>No Public Market</u>. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.5 <u>Legends</u>. The Purchaser understands that the Shares and any securities issued in respect of or exchange for the Shares, may be notated with one or all of the following legends:

"THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(a) Any legend set forth in, or required by, the other Transaction Agreements.

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(b)   Any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate, instrument, or book entry so legended.

3.6   Exculpation Among Purchasers. The Purchaser acknowledges that it is not relying upon any Person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company.

3.7   Residence. If the Purchaser is an individual, then the Purchaser resides in the state or province identified in the address of the Purchaser set forth on Exhibit A; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on Exhibit A.

4.   Conditions to the Purchasers' Obligations at Closing. The obligations of each Purchaser to purchase Shares at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived:

4.1   Representations and Warranties. The representations and warranties of the Company contained in Section 2 shall be true and correct in all respects as of such Closing.

4.2   Performance. The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before such Closing.

4.3   Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of such Closing.

4.4   Investors' Rights Agreement. The Company and each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder) and the other stockholders of the Company named as parties thereto shall have executed and delivered the Investors' Rights Agreement.

4.5   Restated Certificate. The Company shall have filed the Restated Certificate with the Secretary of State of Delaware on or prior to the Closing, which shall continue to be in full force and effect as of the Closing.

4.6   Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to each Purchaser, and each Purchaser (or its respective counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested. Such documents may include good standing certificates.

5.   Conditions of the Company's Obligations at Closing. The obligations of the Company to sell Shares to the Purchasers at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

5.1   Representations and Warranties. The representations and warranties of each Purchaser contained in Section 3 shall be true and correct in all respects as of such Closing.

5.2   Performance. The Purchasers shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before such Closing.

5.3   Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the Closing.

5.4   Investors' Rights Agreement. Each Purchaser shall have executed and delivered the Investors' Rights Agreement.

6.   Miscellaneous.

6.1   Survival of Warranties. Unless otherwise set forth in this Agreement, the representations and warranties of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and each Closing and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchasers or the Company.

6.2   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.3   Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.4   Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.5   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.6   Notices.

(a)   General. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or Exhibit A, or to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 6.6. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to Pillsbury Winthrop Shaw Pittman LLP, 2550 Hanover St, Palo Alto, CA 94304, Attn: Armando Castro, Email: armando.castro@pillsburylaw.com.

(b)   Consent to Electronic Notice. Each Purchaser consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the e-mail address set forth below such Purchaser's name on the signature page or Exhibit A, as updated from time to time by notice to the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected e-mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Purchaser agrees to promptly notify the Company of any change in its e-mail address, and that failure to do so shall not affect the foregoing.

6.7   Amendments and Waivers. Except as set forth in Section 1.3(a) of this Agreement, any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and the holders of at least a majority of the then-outstanding Shares. Any amendment or waiver effected in accordance with this Section 6.7 shall be binding upon the Purchasers and each transferee of the Shares (or the Common Stock issuable upon conversion thereof), each future holder of all such securities, and the Company.

6.8   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.9   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.10   Entire Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.11   Corporate Securities Law. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF THE SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO THE QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM THE QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON THE QUALIFICATION BEING OBTAINED UNLESS THE SALE IS SO EXEMPT.

6.12   Termination of Closing Obligations. Each Purchaser shall have the right to terminate its obligations to complete the Closing, if prior to the occurrence thereof, any of the following occurs:

(a)   the Company consummates a Liquidation Event (as defined in the Restated Certificate);

(b)   the closing of an initial public offering of the Company, in which case the Purchasers may terminate their obligations hereunder immediately prior to, or contingent upon, such closing; or

(c)   the Company (i) applies for or consents to the appointment of a receiver, trustee, custodian or liquidator of itself or substantially all of its property, (ii) becomes subject to the appointment of a receiver, trustee, custodian or liquidator of itself or substantially all of its property, (iii) makes an assignment for the benefit of creditors, (iv) institutes any proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally, or files a petition or answer seeking reorganization or an arrangement with creditors to take advantage of any insolvency law, or files an answer admitting the material allegations of a bankruptcy, reorganization or insolvency petition filed against it, or (v) becomes subject to any involuntary proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally, when proceeding is not dismissed within thirty (30) days of filing, or have an order for relief entered against it in any proceedings under the United States Bankruptcy Code.

6.13   Arbitration; WAIVER OF JURY TRIAL.

(a)   Any dispute arising under or relating to this Agreement shall be settled by arbitration administered by the American Arbitration Association ("**AAA**") under its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.   Application of the Commercial Arbitration Rules shall be subject to the following:

There shall be a single neutral arbitrator selected as follows: Within 20 days after the AAA serves the confirmation of notice of filing of the arbitration demand, the parties shall agree on the appointment of a single neutral arbitrator and so notify the AAA. If the parties fail to agree on the appointment of a single neutral arbitrator within that time period, and have not otherwise mutually agreed to extend that time period, then the AAA shall make the appointment. Any arbitrator appointed by the parties or the AAA shall be a former California appellate court judge or a former federal court judge. Unless the arbitral tribunal decides it is appropriate to extend the time limit, the award shall be rendered within 45 days of the conclusion of the hearing on the merits. The seat of the arbitration shall be Los Angeles, California. The language of the arbitration shall be English.

(b)   EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

[Signature Page Follows]

SWDocID

IN WITNESS WHEREOF, the parties have executed this Series C-3 Preferred Stock Purchase Agreement as of the date first written above.

COMPANY:

TUNEGO, INC.

By: _____

Name: John Kohl

Title: President and CEO

Address: 2505 Anthem Village Drive,
         Suite E283
          Henderson, Nevada 89052

IN WITNESS WHEREOF, the parties have executed this Series C-3 Preferred Stock Purchase Agreement as of the date first written above.

PURCHASER:

_____
Name of Purchaser

By: _____

Name: _____

Title: _____

Email:

Phone Number:

Address:

Type of Entity:

Tax ID:

Date:

EXHIBITS

Exhibit A - **SHARES AND CONSIDERATION**

Exhibit B - **FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION**

Exhibit C - **FORM OF INVESTORS' RIGHTS AGREEMENT**

<p style="text-align:center"><u>E<small>XHIBIT</small> A</u></p>

<p style="text-align:center">**SHARES AND CONSIDERATION**</p>

Name and Address	Shares and Consideration
TuneGO Holdings LLC	Number of Shares: Consideration (USD):

FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "TUNEGO, INC.", FILED IN THIS OFFICE ON THE FIRST DAY OF AUGUST, A.D. 2024, AT 1:57 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6094078 8100
SR# 20243301749

Authentication: 204067370
Date: 08-01-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:57 PM 08/01/2024
FILED 01:57 PM 08/01/2024
SR 20243301749 - File Number 6094078

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TUNEGO, INC.

TUNEGO, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

A. The name of the corporation is TuneGO, Inc., (the "**Company**"). The original Certificate of Incorporation of the Company was filed with the Secretary of State of Delaware on July 12, 2016.

B. The Amended and Restated Certificate of the Company in the form attached hereto as Exhibit A has been duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Company.

C. The text of the Certificate of Incorporation is amended and restated to read in full as set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Company on this 1st day of August, 2024.

TUNEGO, INC.

By /s/ John Kohl
John Kohl, President and CEO

EXHIBIT A

ARTICLE I

The name of the company is TuneGO, Inc. (the "**Company**").

ARTICLE II

The address of the registered office of the Company in the State of Delaware is 3500 South DuPont Highway, in the City of Dover, Delaware 19901, County of Kent. The name of the registered agent at such address is Incorporating Services, Ltd.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "**DGCL**").

ARTICLE IV

A.   The total number of shares of capital stock that the Company is authorized to issue is 181,127,308 shares, consisting of 120,000,000 shares of Common Stock, par value $0.0001 per share ("**Common Stock**"), and 61,127,308 shares of Preferred Stock, par value $0.0001 per share ("**Preferred Stock**").

B.   The Preferred Stock shall be divided into series. The first series shall consist of 13,473,028 shares and shall be designated "**Series A Preferred Stock**." The second series shall consist of 21,192,434 shares and shall be designated "**Series B Preferred Stock**." The third series shall consist of 3,538,944 shares and shall be designated "**Series C Preferred Stock**." The fourth series shall consist of 5,728,853 shares and shall be designated "**Series C-1 Preferred Stock**." The fifth series shall consist of 8,888,884 shares and shall be designated "**Series C-2 Preferred Stock**." The sixth series shall consist of 3,703,704 shares and shall be designated "**Series C-3 Preferred Stock**." There shall be 4,601,461 shares of "**Blank Check Preferred Stock**." The Series A Preferred Stock, Series B Preferred Stock and the Series C-2 Preferred Stock shall be collectively referred to as the "**Voting Preferred Stock**." The Board of Directors of the Company (the "**Board**"), is expressly authorized to provide for the issue of all or any of the Blank Check Preferred Stock in one or more series and to fix the number of shares and to determine or alter for each such series such voting powers, full or limited, or no voting powers, and such designations, preferences, and relative participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issue of such shares and as may be permitted by the DGCL and with the prior written consent of the holders of a majority of the outstanding shares of Series C-2 Preferred Stock. The Board is also expressly authorized, with the prior written consent of the holders of a majority of the outstanding shares of Series C-2 Preferred Stock, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series. In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

C.   The designations, powers, preferences, and relative participating, optional and other special rights and the qualifications, limitations and restrictions of the Preferred Stock shall be as follows:

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1.   Dividends.

(a)   The holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock and Series C-3 Preferred Stock shall be entitled to receive dividends at the applicable Dividend Rate (as defined below), payable out of funds legally available therefor, on a pari passu basis, prior and in preference to any declaration or payment of any dividend (other than dividends payable solely in Common Stock) on the Common Stock. Such dividends shall be payable only when, as, and if declared by the Board and shall be noncumulative. The "**Dividend Rate**" shall mean $0.0224 per annum for each share of Series A Preferred Stock, $0.0336 for each share of Series B Preferred Stock, $0.0902 for each share of Series C Preferred Stock, $0.1080 for each share of Series C-1 Preferred Stock, $0.1080 for each share of Series C-2 Preferred Stock and $0.1320 for each share of Series C-3 Preferred Stock (in each case, as adjusted for any stock dividends, stock splits, stock combinations, recapitalizations or similar events with respect to such shares, in each case, after the date hereof).

(b)   No dividends (other than those payable solely in Common Stock) shall be declared or paid on any share of Common Stock unless dividends on the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock and Series C-3 Preferred Stock in accordance with Section C.1 (a) hereof shall have been declared and paid or declared and set apart. After payment of dividends on the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock and Series C-3 Preferred Stock in accordance with Section C.1 (a) hereof, any additional dividends shall be distributed among all holders of Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock and Series C-3 Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock and Series C-3 Preferred Stock were converted to Common Stock at the then effective conversion rate. The holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock and Series C-3 Preferred Stock shall be entitled to receive dividends at the applicable Dividend Rate (as defined above), payable out of funds legally available therefor, on a pari passu basis, prior and in preference to any declaration or payment of any dividend (other than dividends payable solely in Common Stock) on the Common Stock. Such dividends shall be payable only when, as, and if declared by the Board and shall be noncumulative.

2.   Liquidation Preference.

(a)   In the event of a Liquidation Event (as defined in Section C.2(f) hereof), whether voluntary or involuntary, the holders of Series C-2 Preferred Stock shall be entitled to receive, prior to and in preference to any distribution of any of the proceeds of such Liquidation Event to the holders of Common Stock, Series A Preferred Stock or Series B Preferred Stock or Series C Preferred Stock or Series C-1 Preferred Stock or Series C-3 Preferred Stock by reason of their ownership thereof, an amount per share equal to the applicable Original Issue Price (as hereinafter defined), plus all declared but unpaid dividends, on each such share of Series C-2 Preferred Stock held by them. If, upon the occurrence of such Liquidation Event, the proceeds thus distributed among the holders of Series C-2 Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amount, then the entire proceeds legally available for distribution shall be distributed ratably among the holders of Series C-2 Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive. For purposes of this Amended and Restated Certificate of Incorporation ("**Restated Certificate**"), the "**Original Issue Price**" shall mean $0.28 per share of Series A Preferred Stock (the "**Series A Original Issue Price**"), $0.42 per share of Series B Preferred Stock (the "**Series B Original**

Issue Price"); $1.15 per share of Series C Preferred Stock (the "**Series C Original Issue Price**"), $1.35 per share of Series C-1 Preferred Stock (the "**Series C-1 Original Issue Price**"), $1.35 per share of Series C-2 Preferred Stock (the "**Series C-2 Original Issue Price**") and $1.65 per share of Series C-3 Preferred Stock (the "**Series C-3 Original Issue Price**") in each case, as adjusted for any stock dividends, stock splits, stock combinations, recapitalizations or similar events with respect to such shares, in each case, after the date hereof.

(b)   In the event of a Liquidation Event, whether voluntary or involuntary, the holders of Series C-1 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the proceeds of such Liquidation Event to the holders of Common Stock, Series A Preferred Stock, Series B Preferred Stock or Series C-3 Preferred Stock by reason of their ownership thereof, the greater of (i) an amount equal to one (1) times the Series C-1 Original Issue Price, as the case may be, plus all declared but unpaid dividends, on each such share of Series C-1 Preferred Stock, held by them or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section C.5 immediately prior to such Liquidation Event. If, upon the occurrence of such Liquidation Event, the proceeds thus distributed among the holders of Series C-1 Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amount, then the entire proceeds legally available for distribution shall be distributed ratably among the holders of Series C-1 Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(c)   In the event of a Liquidation Event, whether voluntary or involuntary, the holders of Series C Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the proceeds of such Liquidation Event to the holders of Common Stock, Series A Preferred Stock, Series B Preferred Stock or Series C-3 Preferred Stock by reason of their ownership thereof, the greater of (i) an amount equal to one (1) times the Series C Original Issue Price, as the case may be, plus all declared but unpaid dividends, on each such share of Series C Preferred Stock, held by them or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section C.5 immediately prior to such Liquidation Event. If, upon the occurrence of such Liquidation Event, the proceeds thus distributed among the holders of Series C Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amount, then the entire proceeds legally available for distribution shall be distributed ratably among the holders of Series C Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(d)   In the event of a Liquidation Event, whether voluntary or involuntary, the holders of Series A Preferred Stock and Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the proceeds of such Liquidation Event to the holders of Common Stock or Series C-3 Preferred Stock by reason of their ownership thereof, the greater of (i) an amount equal to one (1) times the Series A Original Issue Price or the Series B Original Issue Price, as the case may be, plus all declared but unpaid dividends, on each such share of Series A Preferred Stock and Series B Preferred Stock, respectively, held by them or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section C.5 immediately prior to such Liquidation Event. If, upon the occurrence of such Liquidation Event, the proceeds thus distributed among the holders of Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amount, then the entire proceeds legally available for distribution shall be distributed ratably among the holders of Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(e)   In the event of a Liquidation Event, whether voluntary or involuntary, the holders of C-3 Preferred Stock shall be entitled to receive, prior and in preference to any distribution

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of any of the proceeds of such Liquidation Event to the holders of Common Stock by reason of their ownership thereof, the greater of (i) an amount equal to one (1) times the Series C-3 Preferred Stock, as the case may be, plus all declared but unpaid dividends, on each such share of Series C-3 Preferred Stock, respectively, held by them or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section C.5 immediately prior to such Liquidation Event. If, upon the occurrence of such Liquidation Event, the proceeds thus distributed among the holders of Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amount, then the entire proceeds legally available for distribution shall be distributed ratably among the holders of Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(f)   After payment to the holders of Preferred Stock of the preferential amounts required by Sections C.2(a), C.2(b), C.2(c), C.2(d) and C.2(e) hereof, all remaining proceeds legally available for distribution to stockholders of the Company shall be distributed pro rata among the holders of Common Stock based on the number of shares of Common Stock then held by them.

(g)   For purposes of this Section C.2, a "**Liquidation Event**" shall mean (i) a liquidation, dissolution or winding up of the Company; (ii) an acquisition of the Company by another person or entity by means of any transaction or series of related transactions to which the Company, or any subsidiary of the Company, is a party (including, without limitation, a merger, consolidation or other corporate reorganization), other than an acquisition in which the shares of capital stock held by stockholders of the Company immediately prior to such acquisition continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately after such acquisition and by virtue of the acquisition, a majority of the total outstanding voting power of the surviving or acquiring person or entity; (iii) a sale, transfer, lease, exclusive license or other disposition of all or substantially all of the assets of the Company, except where such sale, lease, exclusive license or other disposition is to a wholly owned subsidiary of the Company; or (iv) a transaction or series of related transactions to which the Company is a party (whether by merger, consolidation, stock acquisition or otherwise) in which a majority of the total outstanding voting power of the Company is transferred. Notwithstanding the foregoing sentence, a transaction shall not constitute a Liquidation Event if the primary purpose is to change the jurisdiction of the Company's incorporation, create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction or engage in a bona fide equity financing transaction. The treatment of any particular transaction or series of related transactions as a Liquidation Event (other than any Liquidation Event described in clause (i) of the definition thereof) may be waived by the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of Voting Preferred Stock, voting as a separate class, which holders must also include the holders of at least a majority of the outstanding shares of Series C-2 Preferred Stock.

(h)   If the proceeds to be received by the Company or its stockholders are other than cash, the value of such proceeds shall be their fair market value as determined in good faith by the Board; provided, however, that any securities shall be valued as follows:

(i)   Securities not subject to investment letter or other similar restrictions on free marketability covered by subsection (ii) below:

(A)   If traded on a national securities exchange or a national quotation system, the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the ten trading-day period ending three trading days prior to the closing of such transaction;

(B)   If actively traded over the counter, the value shall be deemed to be the average of the closing bid prices over the ten trading-day period ending three trading days prior to the closing of such transaction;

(C)   If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board; and

(D)   For the purposes of this Section C.2(h), "trading day" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "closing prices" or "closing bid prices" shall be deemed to be: (1) for securities traded primarily on the New York Stock Exchange or the Nasdaq Stock Market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day, and (2) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

(ii)   The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in Section C.2(h)(i) to reflect the approximate fair market value thereof, as determined in good faith by the Board.

(iii)   The foregoing methods for valuing non-cash proceeds to be distributed in connection with a Liquidation Event shall, with the appropriate approval of the definitive agreements governing such Liquidation Event by the Board and the stockholders of the Company under the DGCL and the Restated Certificate, be superseded and governed by the determination of such value as set forth in the definitive agreements governing such Liquidation Event.

(i)   Notwithstanding any provision in this Section C.2 to the contrary, for purposes of determining the amount each holder of Preferred Stock is entitled to receive with respect to a Liquidation Event, each such holder of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of Preferred Stock into shares of Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such shares of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of the Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

3.   Effecting a Liquidation Event.

(a)   The Company shall not have the power to effect a Liquidation Event referred to in clause (ii), (iii) or (iv) of the definition of Liquidation Event unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Company in such Liquidation Event shall be paid to the holders of capital stock of the Company in accordance with Section C.2.

(b)	In the event of a Liquidation Event, if the Company does not effect a dissolution of the Company under the DGCL within ninety (90) days after such Liquidation Event, then (i) the Company shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the majority of the outstanding Voting Preferred Stock so request in a written instrument delivered to the Company not later than one hundred twenty (120) days after such Liquidation Event, the Company shall use the consideration received by the Company for such Liquidation Event together with any other assets of the Company available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the 150th day after such Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable liquidation preference. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Company shall first redeem a pro rata portion of each holder's shares of Series C-2 Preferred Stock to the fullest extent of such Available Proceeds, second the Series C-1 Preferred Stock, third the Series C Preferred Stock, fourth the Series B Preferred Stock, fifth the Series A Preferred Stock, sixth the Series C-3 Preferred Stock and seventh the Common Stock based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for herein, the Company shall not expend or dissipate the consideration received for such Liquidation Event, except to discharge expenses incurred in connection with such Liquidation Event or in the ordinary course of business.

(c)	Allocation of Escrow and Contingent Consideration. In the event of a Liquidation Event described in clause (ii), (iii) or (iv) of the definition of Liquidation Event, if any portion of the consideration payable to the stockholders of the Company is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Company in accordance with Section C.2 as if the Initial Consideration were the only consideration payable in connection with such Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Company upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Company in accordance with Section C.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section C.3, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Liquidation Event shall be deemed to be Additional Consideration.

4.	Redemption. Subject to compliance with Section C.3(b), the shares of Preferred Stock shall not be redeemable at the option of the holders thereof.

5.	Voting Rights.

(a)	Each holder of shares of Voting Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted on the record date for the vote or consent of stockholders and, except as otherwise required by law or this Restated Certificate, shall have voting rights and powers equal to the voting rights and powers of the Common Stock. Each holder of shares of Voting Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Company (the "**Bylaws**") and shall vote with holders of the Common Stock upon the election of directors and upon any other matter submitted to a vote of stockholders, except as to those matters required by law or this

Restated Certificate to be submitted to a class vote. Fractional votes by the holders of Voting Preferred Stock shall not, however, be permitted, and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Voting Preferred Stock held by each holder could be converted) shall be disregarded. Notwithstanding anything else contained in this Restated Certificate, and except to the extent required by law, the Series C Preferred Stock, Series C-1 Preferred Stock and Series C-3 Preferred Stock shall be non-voting and shall have no right to vote on any matter.

(b)   Voting for Directors.

(i)   As long as at least 1,500,000 shares of Series C-2 Preferred Stock (as adjusted for any stock dividends, stock splits, stock combinations, recapitalizations or similar events with respect to such shares) remain outstanding, the holders of at least a majority of the outstanding shares of Series C-2 Preferred Stock, voting as a separate class, shall be entitled to elect two members of the Board (the "**Series C-2 Preferred Directors**"). The Series C-2 Preferred Directors shall each have one (1) vote on any action to be voted upon by the Board or any committee or subcommittee thereof; provided, however, that if there is a vacancy, or vacancies, to be filled by the holders of Series C-2 Preferred Directors, until such time as such vacancy, or vacancies, are filled, the remaining Series C-2 Preferred Director shall have such additional votes as there are vacant Series C-2 Preferred Director seats on any action to be voted upon by the Board or any committee or subcommittee thereof. Upon the election or appointment of a second Series C-2 Preferred Director, each such additional Series C-2 Preferred Directors shall have one (1) vote on any action to be voted upon by the Board or any committee or subcommittee thereof and the initial Series C-2 Preferred Director's vote shall be correspondingly reduced by one (1) vote for each such filled vacancy. As long as at least 5,500,000 shares of Series B Preferred Stock (as adjusted for any stock dividends, stock splits, stock combinations, recapitalizations or similar events with respect to such shares) remain outstanding, the holders of at least a majority of the outstanding shares of Series B Preferred Stock, voting as a separate class, shall be entitled to elect one member of the Board (the "**Series B Preferred Director**"). As long as at least 3,375,000 shares of Series A Preferred Stock (as adjusted for any stock dividends, stock splits, stock combinations, recapitalizations or similar events with respect to such shares) remain outstanding, the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class, shall be entitled to elect one member of the Board (the "**Series A Preferred Director**", and together with the Series C-2 Preferred Director and the Series B Preferred Director, the "**Preferred Directors**"), and the Preferred Directors shall each have one (1) vote on any action to be voted upon by the Board or any committee or subcommittee thereof. The holders of at least a majority of the outstanding shares of Common Stock, voting together as a single class and on an as-converted to Common Stock basis, shall be entitled to elect three members of the Board (the "**Common Directors**"). The Common Directors shall each have one (1) vote on any action to be voted upon by the Board or any committee or subcommittee thereof; provided, however, that if there is a vacancy, or vacancies, to be filled by the holders of Common Stock, until such time as such vacancy, or vacancies, are filled, the initial Common Director shall have such additional votes as there are vacant Common Director seats on any action to be voted upon by the Board or any committee or subcommittee thereof. Upon the election or appointment of a second or third Common Director, as applicable, each such additional Common Director shall have one (1) vote on any action to be voted upon by the Board or any committee or subcommittee thereof and the initial Common Director's vote shall be correspondingly reduced by one (1) vote for each such filled vacancy. The holders of (i) at least 50% of the outstanding shares of Voting Preferred Stock, voting together as a single class and on an as-converted to Common Stock basis, and (ii) at least a majority of the Common Stock, voting as a single class and on an as-converted to Common Stock basis, shall be entitled to elect any remaining members of the Board (the "**Independent Directors**"), and each Independent Director shall have one (1) vote on any action to be voted upon by the Board or any committee or subcommittee thereof. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of at least a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. If this Restated Certificate provides that one or more directors shall have more or less than one vote per director on any matter, every reference in this Restated Certificate to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors of the Company.

(ii)   The Series C-2 Preferred Directors may be removed from the Board, either with or without cause, only by the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of Series C-2 Preferred Stock, voting as a separate class. The Series B Preferred Director may be removed from the Board, either with or without cause, only by the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of Series B Preferred Stock, voting as a separate class. The Series A Preferred Director may be removed from the Board, either with or without cause, only by the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class. The Common Directors may be removed from the Board, either with or without cause, only by the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of Common Stock, voting as a single class and on an as converted to Common Stock basis. The Independent Directors may be removed from the Board, either with or without cause, either by (A) the affirmative vote or written consent of the holders of at least 50% of the outstanding shares of Voting Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, or (B) the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of Common Stock, voting together as a single class and on an as-converted to Common Stock basis.

In the event of a vacancy in any directorship with respect to which the holders of a class or series are entitled to elect the director pursuant to subsection (i) above, such vacancy shall be filled only by the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of such class or series or by any remaining director or directors elected by the holders of such class or series. If the holders of shares of a class or series entitled to elect directors pursuant to subsection (i) above fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, then any directorship not so filled shall remain vacant until such time as the holders of such class or series elect a person or persons to fill such directorships in the manner provided in this Section C.5(b).

6.   Conversion. The holders of Preferred Stock shall have conversion rights as follows:

(a)   Right To Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Company or any transfer or other agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable conversion price for the Preferred Stock (the "**Conversion Price**") in effect on the date the certificate is surrendered for conversion. The Conversion Price shall initially be the applicable Original Issue Price and shall be subject to adjustment as set forth in this Section C.6.

(b)   Automatic Conversion. Each share of Voting Preferred Stock shall automatically be converted into shares of Common Stock at the then effective Conversion Price for such share upon the earlier of (i) the date, or the occurrence of an event, specified by the vote or written consent of holders of at least a majority of the shares of Voting Preferred Stock then outstanding, which majority must include holders of at least a majority of the shares of Series C-2 Preferred Stock then outstanding, or (ii) the closing of the sale of the Company's Common Stock to the public in a firm commitment, underwritten public offering registered under the Securities Act of 1933, as amended (the "**Securities Act**"), other than a registration relating solely to a transaction under Rule 145 under the

Securities Act (or any successor thereto) or to an employee benefit plan of the Company, (A) unless otherwise approved by the vote or written consent of the holders of at least a majority of the shares of Series C-2 Preferred Stock then outstanding, at a price per share of at least $4.05 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) and (B) that results in gross offering proceeds (before deduction of underwriters' discounts and expenses) to the Company of not less than $150,000,000 (a "**Qualified Public Offering**").

(c)   <u>Mechanics of Conversion</u>.

(i)   Except as provided in Section C.6(c)(ii) or C.6(c)(iii) hereof, before any holder of Preferred Stock shall be entitled to convert the same into shares of Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or of any transfer or other agent for such stock, and shall give written notice to the Company at such office of such holder's election to convert the same and shall state therein the number of shares to be converted and the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Company shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

(ii)   If the conversion is in connection with an underwritten offering of securities pursuant to the Securities Act, the conversion may, at the option of any holder tendering shares of Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive the Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(iii)   If the conversion is in connection with the automatic conversion provisions set forth in Section C.6(b)(i) hereof, such conversion shall be deemed to have been made on the conversion date specified in the stockholder vote or consent (automatically without any further action by the holder of such shares and whether or not the certificate representing such shares has been surrendered to the Company or its transfer or other agent), and the persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holders of such shares of Common Stock on such date; provided, however, that until certificates for the shares of Preferred Stock that have been converted have been delivered to the Company or its transfer or other agent, the Company shall not be obligated to issue certificates representing the shares of Common Stock issuable upon such conversion.

(d)   <u>Adjustment of Conversion Price Upon Certain Diluting Issuances</u>.

(i)   <u>Special Definitions</u>. For purposes of this Section C.6(d), the following definitions apply:

(A)   "**Options**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities (defined below).

(B) **"Original Issue Date"** shall mean the date on which a share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock and Series C-3 Preferred Stock is first issued.

(C) **"Convertible Securities"** shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

(D) **"Additional Shares of Common Stock"** shall mean all shares of Common Stock issued (or, pursuant to Section C.6(d)(iii) hereof, deemed to be issued) by the Company on or after the Original Issue Date, other than shares of Common Stock issued or deemed to be issued:

(1) upon conversion of shares of Preferred Stock;

(2) to employees, directors and officers of, or consultants or advisors to, the Company for the primary purpose of soliciting or retaining their services, pursuant to stock grants, stock option, stock bonus, stock purchase or other employee incentive programs, plans or agreements approved by the Board in compliance with Section C.8;

(3) as a dividend or distribution on Preferred Stock in compliance with the provisions of Section C.1;

(4) upon the conversion or exercise of Convertible Securities outstanding on the date of the filing of this Restated Certificate, in each case provided such issuance is pursuant to the terms of such Convertible Securities;

(5) in connection with bona fide acquisitions of other businesses or technologies by the Company by merger, consolidation, acquisition of stock or assets or otherwise, which issuances are approved by the Board in compliance with Section C.8;

(6) to banks, lessors or other financial institutions in connection with commercial lending or leasing transactions, provided that such transactions are entered into for primarily non-equity financing purposes and are approved by the Board in compliance with Section C.8;

(7) in connection with research, collaboration, manufacturing, supply, licensing, development, OEM, distribution, marketing or other similar strategic transactions or joint ventures, provided that such transactions are entered into for primarily non-equity financing purposes and are approved by the Board in compliance with Section C.8;

(8) in connection with an underwritten public offering registered under the Securities Act pursuant to which all outstanding shares of Preferred Stock are automatically converted into Common Stock pursuant to Section C.6(b) hereof in compliance with Section C.8;

(9) in connection with an event for which adjustment of the Conversion Price is made pursuant to Sections C.6(e), (f), (g) or (h) hereof; or

(10) in a transaction that the holders of at least a majority of outstanding shares of Voting Preferred Stock, which majority must include the holders of at least a majority of outstanding Series C-2 Preferred Stock, voting as a separate class, elect in writing to

exclude from the definition of Additional Shares of Common Stock, which election may be applied prospectively or retroactively and either generally or in a particular instance.

(ii)   No Adjustment of Conversion Price. Any provision herein to the contrary notwithstanding, no adjustment in the Conversion Price shall be made in respect of the issuance of Additional Shares of Common Stock unless the consideration per share (determined pursuant to Section C.6(d)(vi) hereof) for an Additional Share of Common Stock issued or deemed to be issued by the Company is less than the Conversion Price in effect immediately prior to such issue.

(iii)   Deemed Issue of Additional Shares of Common Stock. In the event the Company at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities then entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein designed to protect against dilution) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities and exercise of such Options, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which Additional Shares of Common Stock are deemed to be issued:

(A)   if such Options or Convertible Securities by their terms (as may be amended, modified or otherwise waived) provide, with the passage of time or otherwise, for any increase or decrease in the consideration payable to the Company, or increase or decrease in the number of shares of Common Stock issuable, upon the exercise, conversion and/or exchange thereof, the Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto);

(B)   upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if:

(1)   in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common Stock issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Company for the issue of all such Options, whether or not exercised, plus the consideration actually received by the Company upon such exercise, or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the Additional Consideration, if any, actually received by the Company upon such conversion or exchange, and

(2)   in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Company for the Additional Shares of Common Stock deemed to have been then issued was the consideration actually received by the Company for the issue of all such Options, whether or not exercised, plus the consideration deemed to have been

11

received by the Company (determined pursuant to Section C.6(d)(vi) hereof) upon the issue of the Convertible Securities with respect to which such Options were actually exercised;

(C)   no readjustment pursuant to clause (A) or (B) above shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (a) the Conversion Price on the original adjustment date, or (b) the Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock between the original adjustment date and such readjustment date; and

(D)   in the case of any Options which expire by their terms not more than 30 days after the date of issue thereof, no adjustment of the Conversion Price shall be made until the expiration or exercise of all such Options, whereupon such adjustment shall be made in the same manner provided in clause (B) above.

(iv)   Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Company, at any time after the Original Issue Date, shall issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section C.6(d)(iii) hereof) without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issue, then and in such event, the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest tenth of a cent) determined by multiplying the Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock Outstanding (as defined below) immediately prior to such issue plus the number of shares of Common Stock which the aggregate consideration received by the Company for the total number of Additional Shares of Common Stock so issued would purchase at the Conversion Price in effect immediately prior to such issue, and the denominator of which shall be the number of shares of Common Stock Outstanding immediately prior to such issue plus the number of such Additional Shares of Common Stock so issued. For the purpose of the above calculation, "**Common Stock Outstanding**" shall mean the number of shares of Common Stock outstanding immediately prior to such issue, calculated on a fully diluted basis as if all Convertible Securities had been fully converted into shares of Common Stock immediately prior to such issue and any outstanding Options (whether or not then vested or exercisable) had been fully exercised immediately prior to such issue (and the resulting securities fully converted into shares of Common Stock, if so convertible) as of such date, but not including in such calculation any additional shares of Common Stock issuable with respect to Convertible Securities or Options solely as a result of the adjustment of the Conversion Price (or other conversion ratios) resulting from the issuance of Additional Shares of Common Stock causing such adjustment.

(v)   Multiple Closing Dates. In the event that the Company shall issue, after the Original Issue Date, on more than one date, Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section C.6(d)(iii)) that would result in an adjustment to the Conversion Price pursuant to the terms of Section C.6(d)(iv) hereof, as part of the same transaction or a series of related transactions, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they had all occurred on the date of the first such issuance (and without giving any effect to any interim adjustments from such issuances that were part of the same transaction or series of related transactions).

(vi)   Determination of Consideration. For purposes of this Section C.6(d), the consideration received by the Company for the issue (or deemed issue) of any Additional Shares of Common Stock shall be computed as follows:

(A)   Cash and Property. Such consideration shall:

(1)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company excluding amounts paid or payable for accrued interest or accrued dividends and before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Company for any underwriting or otherwise in connection with such issuance;

(2)   insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issue, as determined in good faith by the Board; and

(3)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (1) and (2) above, as reasonably determined in good faith by the Board.

(B)   Options and Convertible Securities. The consideration per share received by the Company for Additional Shares of Common Stock deemed to have been issued pursuant to Section C.6(d)(iii) hereof, relating to Options and Convertible Securities, shall be determined by dividing:

(1)   the total amount, if any, received or receivable by the Company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of Additional Consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(2)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against the dilution) issuable upon the exercise of such Options and/or conversion or exchange of such Convertible Securities.

(e)   Adjustments to Conversion Price for Stock Dividends and for Combinations or Subdivisions of Common Stock. In the event that the Company at any time or from time to time after the Original Issue Date shall declare or pay, without consideration, any dividend on the Common Stock payable in Common Stock or in any right to acquire Common Stock for no consideration, or shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise than by payment of a dividend in Common Stock or in any right to acquire Common Stock as provided below), or in the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, then the Conversion Price in effect immediately prior to such event shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate. In the event that the Company shall declare or pay, without consideration, any dividend on the Common Stock payable in any right to acquire Common Stock for no consideration, then the Company shall be deemed to have made a dividend payable in Common Stock in an amount of shares equal to the maximum number of shares issuable upon exercise of such rights to acquire Common Stock.

(f)   Adjustments to Conversion Price for Recapitalizations and Reorganizations. If the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for in Section C.6(e) above or a Liquidation Event referred to in Section C.2(f) above), the Conversion Price then in effect shall, concurrently with the effectiveness of such reorganization or recapitalization, be adjusted, and other provision shall be made, so that the Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders thereof would otherwise have been entitled to receive, such number of shares of stock or other securities, cash or property that would have been subject to receipt by such holders upon conversion of the Preferred Stock immediately before such change. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section C.6(f) with respect to the rights of the holders of the Preferred Stock after such reorganization or recapitalization such that the provisions of this Section C.6(f) (including adjustment of the Conversion Price then in effect and the number of shares issuable upon conversion of the Preferred Stock) shall be applicable after such event as nearly equivalent as may be practicable.

(g)   Other Distributions. In the event the Company shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Company or other persons, assets (excluding cash dividends) or options or rights not referred to in Section C.6(f) hereof, and other than as set forth in Section C.2(f) hereof, then, in each such case for the purpose of this Section C.6(g), the holders of the Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Company into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Company entitled to receive such distribution.

(h)   Certificates as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section C.6, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate executed by the Company's President or Chief Financial Officer setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Preferred Stock.

(i)   Notices of Record Date. In the event that the Company shall propose at any time (i) to take a record of the holders of its Common Stock for the purpose of declaring any dividend or distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus, or offering for subscription pro rata to the holders of any class or series of its stock any additional shares of stock of any class or series or other rights; (ii) to effect any reorganization or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or (iii) to effect any Liquidation Event; then, in connection with each such event, the Company shall send to the holders of Preferred Stock:

(A)   at least ten days' prior written notice of (1) the date on which a record shall be taken for such dividend, distribution or subscription rights referred to in clause (i) above (and specifying the date on which the holders of Common Stock shall be entitled thereto) or (2) the date for determining rights to vote, if any, in respect of the events referred to in clauses (ii) and (iii) above; and

(B)   in the case of the events referred to in clauses (ii) and (iii) above, at least ten days' prior written notice of the date when the same shall take place (and specifying the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for stock, securities, cash or other property deliverable upon the occurrence of such event).

The notice provisions set forth in this Section C.6(i) may be shortened or waived prospectively or retrospectively by the consent or vote of the holders of at least a majority of the outstanding shares of Voting Preferred Stock, voting as a separate class, which holders must also include the holders of at least a majority of the outstanding shares of Series C-2 Preferred Stock.

(j)   Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Company shall take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.

(k)   Fractional Shares. No fractional share shall be issued upon the conversion of any share or shares of Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. Any such fractional share so resulting shall be paid in cash based on the then fair market value of a share of Common Stock.

7.   Protective Provisions. So long as any shares of Preferred Stock (as adjusted for any stock dividends, stock splits, stock combinations, recapitalizations or similar events with respect to such shares) remain outstanding, the Company shall not, either directly or indirectly (by way of amendment, merger, consolidation, reclassification or otherwise), take any of the following actions without first obtaining the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of Voting Preferred Stock, voting as a separate class:

(a)   Except in connection with the designation and creation of a new series of Preferred Stock as described in Article IV Section B, any action that materially alters or changes the rights, preferences or privileges of the Preferred Stock as a class,

(b)   Any action that increases the authorized number of shares of Preferred Stock or Common Stock,

(c)   Except in connection with the designation and creation of a new series of Preferred Stock as described in Article IV Section B, any action pursuant to which the Company creates, authorizes or issues, or obligates itself to create, authorize or issue, any new equity security (or any security exercisable or convertible into any such security) having rights, preferences or privileges senior or pari passu to the Series C-2 Preferred Stock,

(d)   Redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any Common Stock or Preferred Stock of the Company; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock (i) from employees, officers, directors, consultants or other persons performing services for the Company or any subsidiary pursuant to agreements under which the Company has the right to repurchase such shares at cost (or at the lesser of cost or the then fair market value) upon the occurrence of certain events, such as the termination of employment or other service, or (ii) pursuant to the exercise by the Company (whether contractually or pursuant to its Bylaws) of any rights of first refusal with respect to such shares (the exercise of which is approved by the Board); or

(e)   Declare, pay or set aside a dividend on any Common Stock or Preferred Stock of the Company (other than dividends payable on the Common Stock solely in the form of additional shares of Common Stock).

8.   <u>Protective Provisions for Series C-2 Preferred Stock.</u> So long as 15% of the shares of Series C-2 Preferred Stock (as adjusted for any stock dividends, stock splits, stock combinations, recapitalizations or similar events with respect to such shares) remain outstanding, the Company shall not, either directly or indirectly (by way of amendment, merger, consolidation, reclassification or otherwise), take any of the following actions without first obtaining the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of Series C-2 Preferred Stock, voting as a separate class:

(a)   amend, alter, waive or repeal any provision of this Restated Certificate or the Bylaws in a manner that adversely affects the powers, rights, preferences or privileges of, or restrictions on, the Series C-2 Preferred Stock;

(b)   create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Series C-2 Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption, or increase the authorized number of shares of Common Stock or Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock of the Company unless the same ranks junior to the Series C-2 Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption;

(c)   (i) reclassify, alter or amend any existing security of the Company that is pari passu with the Series C-2 Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series C-2 Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Company that is junior to the Series C-2 Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series C-2 Preferred Stock in respect of any such right, preference or privilege;

(d)   create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Company and its subsidiaries for borrowed money following such action would exceed $3,000,000 other than equipment leases, bank lines of credit, trade payables incurred in the ordinary course or indebtedness incurred to fund ordinary course equipment purchases;

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(e)   increase or decrease the authorized number of directors constituting the Board;

(f)   authorize, approve or consummate any public offering of the Company's Common Stock under the Securities Act, other than a Qualified Public Offering;

(g)   enter into any agreement with any officer, director or stockholder of the Company or any affiliate of any officer, director or stockholder of the Company;

(h)   redeem or repurchase any shares of Preferred Stock or Common Stock (other than pursuant to equity incentive agreements with employees and service providers giving the Company the right to repurchase shares upon the termination of employment or services);

(i)   makes any voluntary petition for bankruptcy or assignment for the benefit of creditors;

(j)   authorize, approve or consummate any Liquidation Event unless the net proceeds payable to the holders of Series C-2 Preferred Stock upon the consummation of such Liquidation Event generates a return to the holder of Series C-2 Preferred Stock of not less than 3 times the liquidation preference for each share of Series C-2 Preferred Stock;

(k)   establish, amend or terminate any employee benefit plan, employee compensation plan or equity incentive plan, including establishing the aggregate pool of equity permitted to be granted or paid thereunder, in each case to the extent (i) doing so would result in the aggregate pool of equity established under any and all such plans, issued or unissued, to exceed 15.14% or (ii) the vesting terms under such plan are more favorable than vesting over a four year period with the first 25% of such shares vesting following 12 months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following 36 months; or

(l)   results in the automatic conversion of the Series C-2 Preferred Stock (other than with respect to a Qualified Public Offering).

9.   <u>Status of Converted Stock</u>. In the event any shares of Preferred Stock shall be converted pursuant to Section C.6 hereof, the shares so converted shall be cancelled and shall not be issuable by the Company. This Restated Certificate shall be appropriately amended to effect the corresponding reduction in the Company's authorized capital stock.

10.   <u>Notices</u>. Any notice required by the provisions of this Section C to be given to the holders of shares of Preferred Stock shall be deemed given if such notice (i) is deposited in the United States first class mail, postage prepaid, and addressed to each holder of record at his or her address appearing on the books of the Company, (ii) is provided by electronic transmission in a manner permitted by Section 232 of the DGCL, or (iii) is provided in another manner then permitted by the DGCL.

D.   The rights, preferences, privileges and restrictions granted to and imposed on the Common Stock are as set forth below in this Section D.

1.   <u>Dividend Rights</u>. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of Common Stock shall be entitled to receive, when, as and if declared by the Board, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board.

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2.   Liquidation Rights. Upon the liquidation, dissolution or winding up of the Company, or other Liquidation Event, the assets of the Company shall be distributed as provided in Section C.2 hereof.

3.   Redemption. The Common Stock is not redeemable at the option of the holders thereof.

4.   Voting Rights. The holder of each share of Common Stock shall have the right to one vote for each such share, shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Company, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Subject to Article IV Section C.7 and C.8, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V

To the extent sections of state corporations codes setting forth minimum requirements for the Company's retained earnings and/or net assets are applicable to the Company's repurchase of shares of Common Stock, such code sections shall not apply, to the greatest extent permitted by applicable law, with respect to repurchases by the Company of its Common Stock from employees, officers, directors, advisors, consultants or other persons performing services for this Company or any subsidiary pursuant to agreements under which the Company has the right to repurchase such shares at cost upon the occurrence of certain events, such as the termination of service to the Company. Distributions by the Company may be made without regard to the "preferential dividends arrears amount" or any "preferential rights amount," as such terms may be defined in state corporations codes.

ARTICLE VI

In furtherance and not in limitation of the powers conferred by statute, the Board shall have the power, subject to the provisions of Section C.7 and C.8 of Article IV, to adopt, amend, repeal or otherwise alter the Bylaws of the Company without any action on the part of the stockholders; provided, however, that the grant of such power to the Board shall not divest the stockholders of nor limit their power, subject to the provisions of Section C.7 and C.8 of Article IV, to adopt, amend, repeal or otherwise alter the Bylaws.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of the Company shall so provide.

ARTICLE VIII

Subject to the provisions of this Restated Certificate, including Section C.7 and C.8 of Article IV, the Company reserves the right to adopt, repeal, rescind or amend in any respect any provisions contained in this Restated Certificate in the manner now or hereafter prescribed by applicable law, and all rights conferred on stockholders herein are granted subject to this reservation.

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ARTICLE IX

A. To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which DGCL permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

B. The Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Director**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is or was a director of the Company or, while a director of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Director in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Article IX Section D the Company shall be required to indemnify an Indemnified Director in connection with a Proceeding (or part thereof) commenced by such Indemnified Director only if the commencement of such Proceeding (or part thereof) by the Indemnified Director was authorized in advance by the Board.

C. The Company shall pay the expenses (including attorneys' fees) incurred by an Indemnified Director in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Director to repay all amounts advanced if it should be ultimately determined that the Indemnified Director is not entitled to be indemnified under this Article IX or otherwise.

D. If a claim for indemnification or advancement of expenses under this Article IX is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Director has been received by the Company, the Indemnified Director may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Company shall have the burden of proving that the Indemnified Director is not entitled to the requested indemnification or advancement of expenses under applicable law.

E. The rights conferred on any person by this Article IX shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Restated Certificate of Incorporation, the Bylaws of the Company, or any agreement, or pursuant to any vote of stockholders or disinterested directors or otherwise.

F. Any amendment, repeal or modification of the foregoing provisions of this Article IX, or the adoption of any provision in this Restated Certificate inconsistent with this Article IX, shall be prospective only and shall not adversely affect any right or protection of any director of the Company existing at the time of, or increase the liability of any director of the Company with respect to any acts or omissions of such director occurring prior to, such amendment, repeal, modification or adoption.

ARTICLE X

The Company renounces, to the fullest extent permitted by law, any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Company who is not an employee of the Company or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Company or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Company while such Covered Person is performing services in such capacity. Any repeal or modification of this Article X will only be prospective and will not affect the rights under this Article X in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the (i) holders of at least 50% of the shares of Preferred Stock then outstanding and (ii) holders of at least a majority of Series C-2 Preferred Stock then outstanding, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article ARTICLE X.

<u>**EXHIBIT C**</u>

FORM OF INVESTORS' RIGHTS AGREEMENT

**AMENDED AND RESTATED
INVESTORS' RIGHTS AGREEMENT**

THIS AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT (this "**Agreement**"), is made as of [_____], by and among TuneGO, Inc., a Delaware corporation (the "**Company**"), the persons identified on the signature page hereto as the "Management Holders" (collectively, the "**Management Holders**" or "**Key Holders**," and each individually, a "**Management Holder**" or "**Key Holder**"), and each of the holders of shares of the Company's Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock and Series C-3 Preferred Stock set forth on the signature pages hereto (collectively, the "**Investors**", and each individually, an "**Investor**").

RECITALS

WHEREAS, certain of the Investors (the "**Existing Investors**") hold shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock and C-2 Preferred Stock (respectively, "**Series A Preferred Stock**", "**Series B Preferred Stock**", "**Series C Preferred Stock**", "**Series C-1 Preferred Stock**" and "**Series C-2 Preferred Stock**") and/or shares of Common Stock issued upon conversion thereof and possess certain rights pursuant to that certain Amended and Restated Investors' Rights Agreement dated as of September 14, 2023, by and among the Company and such Existing Investors (the "**Prior Agreement**"); and

WHEREAS, the Existing Investors are holders of a majority of the Registrable Securities (as defined in the Prior Agreement), and desire to amend and restate the Prior Agreement in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior Agreement; and

WHEREAS, certain of the Investors are parties to that certain Series C-3 Preferred Stock Purchase Agreement of even date herewith by and among the Company and such Investors (the "**Purchase Agreement**"), under which certain of the Company's and such Investors' obligations are conditioned upon the execution and delivery of this Agreement by such Investors, Existing Investors holding a majority of the Registrable Securities, and the Company; and

NOW, THEREFORE, the Existing Investors hereby agree that the Prior Agreement is hereby amended and restated in its entirety by this Agreement, and the parties to this Agreement further agree as follows:

1.   Definitions. For purposes of this Agreement:

1.1   "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one (1) or more general partners, managing members or investment adviser of, or shares the same management company or investment adviser with, such Person.

1.2   "**arpinine**" means arpinine LLC, a Delaware limited liability company, and its permitted successors and assigns.

1.3   "**Board of Directors**" means the board of directors of the Company.

1.4   "**Business Day**" means a day that is not a Saturday or a Sunday or any other day on which banks in Las Vegas, Nevada are required or permitted by applicable law to close.

1.5   "**Certificate of Incorporation**" means the Company's Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

1.6   "**Common Stock**" means the Common Stock of the Company, par value $0.0001 per share.

1.7   "**Company**" has the meaning set forth in the preamble to this Agreement.

1.8   "**Competitor**" means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in cloud based software, platforms, and tools designed to secure music, protect creative rights, safe and secure project collaboration, facilitate web3 transactions, and provide live event proof-of-attendance solutions, but shall not include any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than twenty percent (20)% of the outstanding equity of any Competitor and does not, nor do any of its Affiliates, have a right to designate any members of the board of directors of any Competitor; provided, however, that in no event shall arpinine or its Affiliates be deemed a Competitor; and provided further that in no event shall any Financial Institution be deemed a Competitor.

1.9   "**Damages**" means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.10   "**Derivative Securities**" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.11   "**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.12   "**Excluded Registration**" means (i) a registration relating to the sale or grant of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, equity incentive or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.13   "**Financial Institution**" means a Person that is (a) a registered investment adviser under the Investment Advisers Act of 1940, (b) a private equity fund, hedge fund, venture capital fund, or other similar investment vehicle or account in each of the foregoing cases managed by a registered investment adviser under the Investment Advisers Act of 1940, (c) a bona fide institutional lender or financial institution, (d) an insurance company, or (e) a pension plan or Australian superannuation fund; provided, however, that in no event shall any portfolio company of any Person identified in clauses (a) through (e) be deemed a Financial Institution.

1.14   "**Form S-1**" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.15   "**Form S-3**" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits forward incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.16   "**GAAP**" means generally accepted accounting principles in the United States as in effect from time to time.

1.17   "**Holder**" means any holder of Registrable Securities who is a party to this Agreement.

1.18   "**Immediate Family Member**" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, life partner or similar statutorily-recognized domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships of a natural person referred to herein.

1.19   "**Initiating Holders**" means, collectively, Holders who properly initiate a registration request under this Agreement.

1.20   "**IPO**" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

1.21   "**Key Employee**" means any executive-level employee (including division director and vice president-level positions) as well as any employee who, either alone or in concert with others, develops, invents, programs, or designs any Company Intellectual Property (as defined in the Purchase Agreement).

1.22   "**Major Investor**" means any Investor that, individually or together with such Investor's Affiliates, holds at least 1,000,000 of the shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

1.23   "**New Securities**" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.24   "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.25   "**Preferred Director**" means any director of the Company that the holders of record of series of Preferred Stock are entitled to elect, exclusively and as a separate class, pursuant to the Certificate of Incorporation.

1.26   "**Preferred Stock**" means, collectively, shares of the Company's Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock and Series C-3 Preferred Stock.

1.27   "**Registrable Securities**" means (i) the Common Stock issuable or issued upon conversion of any Preferred Stock; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, acquired by the Investors after the date hereof; and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) and (ii) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 7.1, and excluding for purposes of Section 2 any shares for which registration rights have terminated pursuant to Section 2.13 of this Agreement.

1.28   "**Registrable Securities then outstanding**" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.29   "**Restricted Securities**" means the securities of the Company required to be notated with the legend set forth in Section 2.12(b) hereof.

1.30   "**SEC**" means the Securities and Exchange Commission.

1.31   "**SEC Rule 144**" means Rule 144 promulgated by the SEC under the Securities Act.

1.32   "**SEC Rule 145**" means Rule 145 promulgated by the SEC under the Securities Act.

1.33   "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.34   "**Selling Expenses**" means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 2.6.

1.35   "**Series C-2 Preferred Stock**" means shares of the Company's Series C-2 Preferred Stock, par value $0.0001 per share.

1.36   "**Series C-3 Preferred Stock**" means shares of the Company's Series C-3 Preferred Stock, par value $0.0001 per share.

2.   Registration Rights. The Company covenants and agrees as follows:

2.1   Demand Registration.

(a)   Form S-1 Demand. If at any time after one hundred eighty (180) days after the effective date of the registration statement for the IPO, the Company receives a request from (i) Holders of a majority of the outstanding Series C-2 Preferred Stock or (ii) Holders of fifty percent (50%) of the Registrable Securities then outstanding that the Company file a Form S-1 registration statement having an aggregate offering price to the public, net of Selling Expenses, of not less than $10,000,000, then the Company shall: (x) within ten (10) days after the date such request is given, give notice thereof (the "**Demand Notice**") to all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating

Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 2.1(c) and 2.3.

(b)   Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from (i) Holders of a majority of the outstanding Series C-2 Preferred Stock or (ii) Holders of at least thirty percent (30%) of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $2,000,000, then the Company shall (x) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 2.1(c) and 2.3.

(c)   Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Section 2.1 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than ninety (90) days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than twice in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such ninety (90) day period.

(d)   The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(a), (i) during the period that is sixty (60) days before the Company's good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected two (2) registrations pursuant to Section 2.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 2.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(b), (i) during the period that is thirty (30) days before the Company's good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected two (2) registrations pursuant to Section 2.1(b) within the twelve (12) month period immediately preceding the date of such request. A registration shall not be counted as "effected" for purposes of this Section 2.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Section 2.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Section 2.1(d); provided that if such withdrawal is during a period the Company has deferred taking action pursuant to Section 2.1(c), then the Initiating Holders may withdraw their request for registration and such registration will not be counted as "effected" for purposes of this Section 2.1(d).

2.2   Company Registration. If the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the Holders) any of its Common Stock or other securities under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration, a registration relating to a demand pursuant to Section 2.1 or the IPO), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Section 2.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 2.6.

2.3   Underwriting Requirements.

(a)   If, pursuant to Section 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Board of Directors and shall be reasonably acceptable to a majority in interest of the Initiating Holders. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting; provided, however, that no Holder (or any of their assignees) shall be required to make any representations, warranties or indemnities except as they relate to such Holder's ownership of shares and authority to enter into the underwriting agreement and to such Holder's intended method of distribution, and the liability of such Holder shall be several and not joint, and limited to an amount equal to the net proceeds from the offering received by such Holder. Notwithstanding any other provision of this Section 2.3, if the managing underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares.

(b)   In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Section 2.2, the Company shall not be required to include any of the

Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below twenty-five percent (25%) of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be excluded further if the underwriters make the determination described above and no other stockholder's securities are included in such offering. For purposes of the provision in this Section 2.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

(c)   For purposes of Section 2.1, a registration shall not be counted as "effected" if, as a result of an exercise of the underwriter's cutback provisions in Section 2.3(a), fewer than fifty percent (50%) of the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

2.4   Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a)   prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration, and (ii) in the case of any registration of Registrable Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such one hundred twenty (120) day period shall be extended for up to sixty (60) days, if necessary, to keep the registration statement effective until all such Registrable Securities are sold;

(b)   prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c)   furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d)   use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e)   in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f)   use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g)   provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h)   promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i)   notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j)   after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company's directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

2.5   Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.

2.6   Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements, not to exceed $100,000, of one counsel for the selling Holders selected by Holders of a majority of the Registrable Securities to be registered ("**Selling Holder Counsel**"), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one registration pursuant to Sections 2.1(a) or 2.1(b), as the case may be; provided further that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information, then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Sections 2.1(a) or 2.1(b). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 (other than fees and disbursements of counsel to any Holder, other than the Selling Holder Counsel, which shall be borne solely by the Holder engaging such counsel) shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7   Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8   Indemnification. If any Registrable Securities are included in a registration statement under this Section 2:

(a)   To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration except to the extent such information has been corrected in a subsequent writing prior to or concurrently with the sale of Registrable Securities to the Person asserting the claim.

(b)   To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration and has not been corrected in a subsequent writing prior to or concurrently with the sale of Registrable Securities to the Person asserting the claim; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under this Section 2.8(b) and Section 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c)   Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.8, only to the extent that such failure materially prejudices the indemnifying party's ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.8.

(d)   To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of

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the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder's liability pursuant to this Section 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Section 2.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e)   Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control; provided, however, that any matter expressly provided for or addressed by the foregoing provisions that is not expressly provided for or addressed by the underwriting agreement shall be controlled by the foregoing provisions.

(f)   Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Section 2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement or any provision(s) of this Agreement.

2.9   Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a)   make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO;

(b)   use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c)   furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the registration statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); and (ii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

2.10   Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of 50% of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that would (i) provide to such holder or prospective holder the right to include securities in any registration on other than either a pro rata basis with respect to the Registrable Securities or on a subordinate basis after all Holders have had the opportunity to include in the registration and offering all shares of Registrable Securities that they wish to so include or (ii) allow such holder or prospective holder to initiate a demand for registration of any securities held by such holder or prospective holder; provided that this limitation shall not apply to Registrable Securities acquired by any additional Investor that becomes a party to this Agreement in accordance with Section 7.9.

2.11   "Market Stand-off" Agreement. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1, and ending on the date specified by the Company or the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the IPO), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock (or other equity securities of the Company) or any securities convertible into or exercisable or exchangeable (directly or indirectly) for such Common Stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership, directly or indirectly, of any shares of such securities, whether or not any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 2.11 shall apply only to the IPO and (A) shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, or to the establishment of a trading plan pursuant to Rule 10b5-1, provided that such plan does not permit transfers during the restricted period, or to the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the immediate family of the Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value; and (B) shall be applicable to the Holders only if all officers and directors of the Company are subject to the same restrictions and the Company obtains a similar agreement from all stockholders individually owning more than three percent (3%) of the Company's outstanding Common Stock (after giving effect to conversion into Common Stock of all outstanding Preferred Stock). The underwriters in connection with such registration are intended third-party beneficiaries of this Section 2.11 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 2.11 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Company stockholders that are subject to such agreements, based on the number of shares subject to such agreements.

2.12   Restrictions on Transfer.

(a)   The Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement. Notwithstanding the foregoing, the Company shall not require any transferee of shares pursuant to an effective registration statement or, following the IPO, SEC Rule 144, in each case, to be bound by the terms of this Agreement.

(b)   Each certificate, instrument, or book entry representing (i) the Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Section 2.12(c)) be notated with a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 2.12.

(c)   The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction or following the IPO, the transfer is made pursuant to SEC Rule 144, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer, provided that no such notice shall be required in connection if the intended sale, pledge or transfer complies with SEC Rule 144. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a notice, legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144; or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that each transferee agrees in writing to be subject to the terms of this Section 2.12. Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Section 2.12(b), except that such certificate instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

2.13   Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Sections 2.1 or 2.2 shall terminate upon the earliest to occur of:

(a)   The closing of a Liquidation Event, as such term is defined in the Certificate of Incorporation, in which the consideration received by the Investors in such Liquidation Event is in the form of cash and/or publicly traded securities, or if the Investors receive registration rights from the acquiring company or other successor to the Company reasonably comparable to those set forth in this Section 2;

(b)   such time after consummation of the IPO as SEC Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares without limitation, during a three (3)-month period without registration (and without the requirement for the Company to be in compliance with the current public information required under subsection (c)(1) of SEC Rule 144) and such Holder (together with its "affiliates" determined under SEC Rule 144) holds less than one percent (1%) of the outstanding capital stock of the Company;

(c)   the fifth (5th) anniversary of the Qualified Public Offering (as defined in the Certificate of Incorporation) (or such later date that is one hundred eighty (180) days following the expiration of all deferrals of the Company's obligations pursuant to Section 2 that remain in effect as of the fifth (5th) anniversary of the consummation of such Qualified Public Offering).

3.   Information and Observer Rights.

3.1   Delivery of Financial Statements. The Company shall deliver to each Major Investor, provided that the Board of Directors has not reasonably determined that such Major Investor is a competitor of the Company:

(a)   as soon as practicable, but in any event within ninety (90) days after the end of each fiscal year of the Company (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year;

(b)   as soon as practicable, but in any event within forty-five (45) days after the end of each quarter of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments; and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(c)   as soon as practicable, but in any event thirty (30) days before the end of each fiscal year, a budget and business plan for the next fiscal year, prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company (such budget and business plan that is approved by the Board of Directors, including the vote of one of the Preferred Directors then seated, the "**Requisite Preferred Director Vote**", is collectively referred to herein as the "**Budget**");

(d)   such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as any Major Investor may from time to time reasonably request; provided, however, that the Company shall not be obligated under this Section 3.1 to provide information (i) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company); or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

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If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

Notwithstanding anything else in this Section 3.1 to the contrary, the Company may cease providing the information set forth in this Section 3.1 during the period starting with the date sixty (60) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Section 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.2   Observer Rights. As long as arpinine holds 1,200,000 shares of Series C-2 Preferred Stock (or shares of Common Stock into which such shares of Series C-2 Preferred Stock may convert), the Company shall invite one representative of arpinine to attend all meetings of the Board of Directors in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors; provided, however, that such representative shall agree to hold in confidence all information so provided; and provided further that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest, or if such Investor or its representative is a competitor of the Company.

3.3   Termination of Information and Observer Rights. The covenants set forth in Section 3.1 and Section 3.2 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, or (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon the closing of a Liquidation Event, as such term is defined in the Certificate of Incorporation, in which the consideration received by the Investors in such Liquidation Event is in the form of cash and/or publicly traded securities, or if the Investors receive registration rights from the acquiring company or other successor to the Company reasonably comparable to those set forth in Section 2, whichever event occurs first; provided that, with respect to clause (iii), the covenants set forth in Section 3.1 shall only terminate if the consideration received by the Investors in such Liquidation Event is in the form of cash and/or publicly traded securities or if the Investors receive financial information from the acquiring company or other successor to the Company comparable to those set forth in Section 3.1.

3.4   Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor or make decisions with respect to its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 3.4 by such Investor),(b) is or has been independently developed or conceived by such Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to such Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent reasonably necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Section 3.4; (iii) to any existing or prospective Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, provided that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, regulation, rule, court order or subpoena, provided that such Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

3.5   Waiver of Statutory Information Rights. Each Investor hereby acknowledges and agrees that until the consummation of the IPO, such Investor shall hereby be deemed to have unconditionally and irrevocably, to the fullest extent permitted by law, on behalf of such Investor and all beneficial owners of the shares of Common Stock or Preferred Stock owned by such Investor (a "**Beneficial Owner**"), waived any rights such Investor or a Beneficial Owner might otherwise have had under Section 220 of the Delaware General Corporation Law (or under similar rights under other applicable law) to inspect for any proper purpose and to make copies and extracts from the Company's stock ledger, a list of its stockholders and its other books and records or the books and records of any subsidiary. This waiver applies only in such Investor's capacity as a stockholder and does not affect any other information and inspection rights such Investor may expressly have pursuant to Section 3.1 of this Agreement. Each Investor hereby further warrants and represents that such Investor has reviewed this waiver with its legal counsel, and that such Investor knowingly and voluntarily waives its rights otherwise provided by Section 220 of the Delaware General Corporation Law (or under similar rights under other applicable law).

4.   Rights to Future Stock Issuances.

4.1   Right of First Offer. Subject to the terms and conditions of this Section 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, and (ii) its Affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Exchange Act, of such Major Investor ("**Investor Beneficial Owners**"); provided that each such Affiliate or Investor Beneficial Owner (x) is not a Competitor, unless such party's purchase of New Securities is otherwise consented to by the Board of Directors, and (y) agrees to enter into this Agreement and the Voting Agreement of even date herewith among the Company (the "**Voting Agreement**"), the Investors and the other parties named therein, as an "Investor" under each such agreement (provided that any Competitor shall not be entitled to any rights as a Major Investor under Sections 3.1, 3.2, 3.3 and this Section 4.1 hereof).

(a)   The Company shall give notice (the "**Offer Notice**") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b)   By notification to the Company within twenty (20) days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock then held by such Major Investor (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held by such Major Investor) bears to the total Common Stock of the Company then held by all the Major Investors (including all shares of Common Stock issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held by all the Major Investors). At the expiration of such twenty (20) day period, the Company shall promptly notify each Major Investor that elects to purchase or acquire all the shares available to it (each, a "**Fully Exercising Investor**") of any other Major Investor's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Major Investors were entitled to subscribe but that were not subscribed for by the Major Investors which is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Preferred Stock and any other Derivative Securities then held, by such Fully Exercising Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 4.1(b) shall occur within the later of ninety (90) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 4.1(c).

(c)   If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 4.1(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Section 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Section 4.1.

(d)   The right of first offer in this Section 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Certificate of Incorporation); (ii) shares of Common Stock issued in the IPO; and (iii) the issuance of shares of Series C-3 Preferred Stock to Additional Purchasers pursuant to Section 1.3 of the Purchase Agreement.

4.2   Termination. The covenants set forth in Section 4.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, or (ii) upon the closing of a Liquidation Event, as such term is defined in the Certificate of Incorporation, whichever event occurs first.

5.   Drag-Along Right.

5.1   Definitions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Liquidation Event**" as defined in the Certificate of Incorporation.

5.2   Actions to be Taken. In the event that (i) the Board of Directors, (ii) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of Preferred Stock, which majority must include a majority of the outstanding shares of Series C-2 Preferred Stock (the "**Selling Investors**") voting as a separate class, and (iii) the holders of at least a majority of the outstanding shares of Common Stock, on an as-converted basis (collectively, (i)-(iii) are the "**Electing Holders**") approve a transaction or series of related transactions that qualifies as a Liquidation Event (referred to herein as a "**Company Sale**"), which approval of the Electing Holders must be in writing, then each stockholder hereby agrees:

(a)   if such Company Sale requires stockholder approval, with respect to all shares that such stockholder beneficially owns or over which such stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all such shares in favor of, and adopt, such Company Sale (together with any related amendment to the Certificate of Incorporation required to implement such Company Sale) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Company Sale;

(b)   if such Company Sale is structured as a sale of capital stock of the Company, to sell the same proportion of shares of capital stock of the Company beneficially held by such stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their shares and, except as permitted in Section 5.3 below, on the same terms and conditions as the other stockholders of the Company;

(c)   to execute and deliver all related documentation and take such other action in support of such Company Sale as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provisions of this Section 5, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(d)   not to deposit, and to cause their Affiliates not to deposit, except as provided in the Voting Agreement, any shares of the Company owned by such party or Affiliate in a voting trust or subject any shares to any arrangement or agreement with respect to the voting of such shares, unless specifically requested to do so by the acquirer in connection with the Company Sale;

(e)   to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Company Sale;

(f)   if the consideration to be paid in exchange for the shares pursuant this Section 5 includes any securities and due receipt thereof by any stockholder would require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (ii) the provision to any stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such stockholder in lieu thereof, against surrender of the shares which would have otherwise been sold by such stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the shares;

(g)   in the event that the Selling Investors, in connection with such Company Sale, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the stockholders under the applicable definitive transaction agreements following consummation of such Company Sale, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Company Sale and its related service as the representative of the stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, or willful misconduct; and

(h)   each stockholder shall bear its pro rata share of the costs of any sale of shares pursuant to a Company Sale (including costs of securing a customary representation and warranty insurance policy in connection with such Company Sale) to the extent such costs are incurred for the benefit of all stockholders and are not otherwise paid by the Company or the acquiring party. For purposes of this clause (h), costs incurred in exercising reasonable efforts to take all necessary actions in connection with the consummation of a Company Sale in accordance with this Section 5.2(h) shall be deemed to be for the benefit of all stockholders, except that costs incurred by any stockholder in connection with the transfer of its own shares or otherwise on its own behalf will not be considered costs of the transaction hereunder and will be the responsibility of such stockholder.

5.3   Conditions. Notwithstanding anything to the contrary set forth herein, a stockholder will not be required to comply with Section 5.2 above in connection with any proposed sale of the Company (the "**Proposed Sale**"), unless:

(a)   any representations and warranties to be made by such stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such shares, including, but not limited to, representations and warranties that (i) the stockholder holds all right, title and interest in and to the shares such stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the stockholder have been duly executed by the stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the stockholder in connection with the transaction, nor the performance of the stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the stockholder;

(b)   such stockholder is not required to agree (unless such stockholder is a Company officer or employee) to any restrictive covenant in connection with the Proposed Sale (including, without limitation, any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale) or any release of claims other than a release in customary form of claims arising solely in such stockholder's capacity as a stockholder of the Company;

(c)   such stockholder and its Affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective Affiliates, except that the stockholder may be required to agree to terminate the investment-related documents between or among such stockholder, the Company and/or other stockholders of the Company;

(d)   the stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale;

(e)   liability shall be limited to such stockholder's applicable share (determined based on the respective proceeds payable to each stockholder in connection with such Proposed Sale in accordance with the provisions of the Certificate of Incorporation) of a negotiated aggregate indemnification amount that applies equally to all stockholders but that in no event exceeds the amount of consideration otherwise payable to such stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such stockholder, the liability for which need not be limited as to such stockholder;

(f)   upon the consummation of the Proposed Sale (i) each holder of each class or series of the capital stock of the Company will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, and if any holders of any capital stock of the Company are given a choice as to the form of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless waived pursuant to the terms of the Certificate of Incorporation and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Liquidation Event (assuming for this purpose that the Proposed Sale is a Liquidation Event) in accordance with the Company's Certificate of Incorporation in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing provisions of this Section 5.3(e), if the consideration to be paid in exchange for the shares held by the Key Holder or Investor, as applicable, pursuant to this Section 5.3(e) includes any securities and due receipt thereof by any Key Holder or Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Key Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Key Holder or Investor in lieu thereof, against surrender of the shares held by the Key Holder or Investor, as applicable, which would have otherwise been sold by such Key Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Key Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for the shares held by the Key Holder or Investor, as applicable;

5.4   Restrictions on Sales of Control of the Company. No stockholder shall be a party to a Stock Sale unless (a) all holders of Preferred Stock are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Certificate of Incorporation in effect immediately prior to the Stock Sale (as if such transaction(s) were a Liquidation Event), unless the holders of at least the requisite percentage required to waive treatment of the transaction(s) as a Liquidation Event pursuant to the terms of the Certificate of Incorporation.

6.   Additional Covenants.

6.1   [Reserved].

6.2   Employee Agreements. Unless otherwise approved by the Board of Directors, including the Requisite Preferred Director Vote, the Company will cause (i) each Person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into a nondisclosure, proprietary rights assignment and non-solicitation agreement; and (ii) each Key Employee to enter into a noncompetition agreement designed with the advice of counsel. In addition, the Company shall not amend, modify, terminate, waive, or otherwise alter, in whole or in part, any of the above-referenced agreements or any restricted stock agreement between the Company and any employee, without the consent of the Board of Directors, including the Requisite Preferred Director Vote.

6.3   Employee Stock. Unless otherwise approved by the Board of Directors, including the Requisite Preferred Director Vote, all future employees of the Company who purchase, receive options to purchase, or receive awards of shares of the Company's capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for (i) vesting of shares over a four (4) year period, with the first twenty-five percent (25%) of such shares vesting following twelve (12) months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following thirty-six (36) months, and (ii) a market stand-off provision substantially similar to that in Section 2.11. Without the prior approval by the Board of Directors, including the Requisite Preferred Director Vote, the Company shall not amend, modify, terminate, waive or otherwise alter, in whole or in part, any stock purchase, stock restriction or option agreement with any existing employee or service provider if such amendment would cause it to be inconsistent with this Section 6.3. In addition, unless otherwise approved by the Board of Directors, including the Requisite Preferred Director Vote, the Company (x) shall not offer or allow any acceleration of vesting, and (y) shall retain (and not waive) a "right of first refusal" on employee transfers until the Company's IPO and shall have the right to repurchase unvested shares at cost upon termination of employment of a holder of restricted stock.

6.4   Qualified Small Business Stock. The Company shall use commercially reasonable efforts to refrain from taking any action that could reasonably be expected to cause the shares of Preferred Stock issued pursuant to the Purchase Agreement, as well as any shares into which such shares are converted, within the meaning of Section 1202(f) of the Internal Revenue Code (the "**Code**"), to fail to qualify as "qualified small business stock" as defined in Section 1202(c) of the Code; provided, however, that such requirement shall not be applicable if the Board of Directors determines, in its good-faith business judgment, that such qualification is inconsistent with the best interests of the Company. The Company shall submit to its stockholders (including the Investors) and to the Internal Revenue Service any reports that may be required under Section 1202(d)(1)(C) of the Code.

6.5   Matters Requiring Preferred Director Approval. During such time or times as the holders of Preferred Stock are entitled to elect a Preferred Director and such seat is filled, the Company hereby covenants and agrees with each of the Investors that it shall not, without approval of the Board of Directors, which approval must include the Requisite Preferred Director Vote:

(a)   make, or permit any subsidiary to make, any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company;

(b)   make, or permit any subsidiary to make, any loan or advance to any Person, including, without limitation, any employee or director of the Company or any subsidiary, except advances and similar expenditures in the ordinary course of business or under the terms of an employee stock or option plan approved by the Board of Directors;

(c)   guarantee, directly or indirectly, or permit any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business;

(d)   make any investment inconsistent with any investment policy approved by the Board of Directors;

(e)   incur any aggregate indebtedness in excess of five hundred thousand dollars ($500,000) that is not already included in the Budget (as defined in Section 3.1(c)), other than trade credit incurred in the ordinary course of business;

(f)   hire, terminate, or change the compensation of the executive officers, including approving any option grants or stock awards to executive officers;

(g)   change the principal business of the Company, enter new lines of business, or exit the current line of business;

(h)   sell, assign, license, pledge, or encumber material technology or intellectual property, other than licenses granted in the ordinary course of business; or

(i)   enter into any corporate strategic relationship involving the payment, contribution, or assignment by the Company or to the Company of money or assets greater than five hundred thousand dollars ($500,000).

6.6   <u>Board Matters</u>. The Company shall reimburse the nonemployee directors for all reasonable out-of-pocket travel expenses incurred (consistent with the Company's travel policy) in connection with attending meetings of the Board of Directors.

6.7   <u>Successor Indemnification</u>. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board of Directors as in effect immediately before such transaction, whether such obligations are contained in the Company's Bylaws, the Certificate of Incorporation, or elsewhere, as the case may be.

6.8   <u>Indemnification Matters</u>. The Company hereby acknowledges that one (1) or more of the Preferred Directors nominated to serve on the Board of Directors by one (1) or more Investors may have certain rights to indemnification, advancement of expenses and/or insurance provided by one (1) or more of the Investors and certain of their Affiliates (collectively, the "**Investor Indemnitors**"). The Company hereby agrees (a) that it is the indemnitor of first resort (*i.e.*, its obligations to any such Preferred Director are primary and any obligation of the Investor Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Preferred Director are secondary), (b) that it shall be required to advance the full amount of expenses incurred by such Preferred Director and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement by or on behalf of any such Preferred Director to the extent legally permitted and as required by the Certificate of Incorporation or Bylaws of the Company (or any agreement between the Company and such Preferred Director), without regard to any rights such Preferred Director may have against the Investor Indemnitors, and, (c) that it irrevocably waives, relinquishes and releases the Investor Indemnitors from any and all claims against the Investor Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Investor Indemnitors on behalf of any such Preferred Director with respect to any claim for which such Preferred Director has sought indemnification from the Company shall affect the foregoing and the Investor Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Preferred Director against the Company. The Preferred Directors and the Investor Indemnitors are intended third-party beneficiaries of this <u>Section 6.8</u> and shall have the right, power and authority to enforce the provisions of this <u>Section 6.8</u> as though they were a party to this Agreement.

6.9   <u>Right to Conduct Activities</u>. The Company hereby agrees and acknowledges that arpinine (together with its Affiliates) is a professional investment organization, and as such reviews the business plans and related proprietary information of many enterprises, some of which may compete directly or indirectly with the Company's business (as currently conducted or as currently propose to be conducted). Nothing in this Agreement shall preclude or in any way restrict the Investors from evaluating or purchasing securities, including publicly traded securities, of a particular enterprise, or investing or participating in any particular enterprise whether or not such enterprise has products or services which compete with those of the Company; and the Company hereby agrees that, to the extent permitted under applicable law, arpinine (and its Affiliates) shall not be liable to the Company for any claim arising out of, or based upon, (i) the investment by arpinine (or its Affiliates) in any entity competitive with the Company, or (ii) actions taken by any partner, officer, employee or other representative of arpinine (or its Affiliates) to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Company; provided, however, that the foregoing shall not relieve (x) any of the Investors from liability associated with the unauthorized disclosure of the Company's confidential information obtained pursuant to this Agreement, or (y) any director or officer of the Company from any liability associated with his or her fiduciary duties to the Company.

6.10   Anti-Harassment Policy. The Company shall, within sixty (60) days following the Closing (as defined in the Purchase Agreement), adopt and thereafter maintain in effect (i) a Code of Conduct governing appropriate workplace behavior and (ii) an Anti-Harassment and Discrimination Policy prohibiting discrimination and harassment at the Company. Such policy shall be reviewed and approved by the Board of Directors.

6.11   Cybersecurity. The Company shall, within one hundred eighty (180) days following the Closing (as defined in the Purchase Agreement), use commercially reasonable efforts to (a) identify and restrict access (including through physical and/or technical controls) to the Company's confidential business information and trade secrets and any information about identified or identifiable natural persons maintained by or on behalf of the Company (collectively, "**Protected Data**") to those individuals who have a need to access it and (b) implement reasonable physical, technical and administrative safeguards ("**Cybersecurity Solutions**") designed to protect the confidentiality, integrity and availability of its technology and systems (including servers, laptops, desktops, cloud, containers, virtual environments and data centers) and all Protected Data. The Company shall use commercially reasonable efforts to ensure that the Cybersecurity Solutions (x) are up-to-date and include industry-standard protections (*e.g.*, antivirus, endpoint detection and response and threat hunting), (y) to the extent determined necessary by the Company or the Board of Directors, are backed by a breach prevention warranty from the vendor certifying the effectiveness of such solutions, and (z) require the vendors to notify the Company of any security incidents posing a risk to the Company's information (regardless of whether information was actually compromised). The Company shall evaluate on a periodic basis at least annually whether such safeguards should be updated to maintain a level of security appropriate to the risk posed to Company systems and Protected Data. The Company shall educate its employees about the proper use and storage of Protected Data, including periodic training as determined reasonably necessary by the Company or the Board of Directors.

6.12   Real Property Holding Corporation. Promptly following (and in any event within ten (10) days after receipt of) written request by an Investor, the Company shall provide such Investor with a written statement informing such Investor whether such Investor's interest in the Company constitutes a United States real property interest. The Company's determination shall comply with the requirements of Treasury Regulation Section 1.897-2(h)(1) or any successor regulation, and the Company shall provide timely notice to the Internal Revenue Service, in accordance with and to the extent required by Treasury Regulation Section 1.897-2(h)(2) or any successor regulation, that such statement has been made. The Company's obligation to furnish such written statement shall continue notwithstanding the fact that a class of the Company's stock may be regularly traded on an established securities market or the fact that there is no Preferred Stock then outstanding.

6.13   Termination of Covenants. The covenants set forth in this Section 6, except for Sections 6.7 and 6.8, shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, or (ii) upon a Liquidation Event, as such term is defined in the Certificate of Incorporation, whichever event occurs first.

7. <u>Miscellaneous</u>.

7.1 <u>Successors and Assigns</u>. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (i) is an Affiliate of a Holder; (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one (1) or more of such Holder's Immediate Family Members; or (iii) subject to applicable securities laws, has acquired or otherwise holds (together with its Affiliates) at least 1% of the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Stock and any other Derivative Securities then outstanding); <u>provided</u>, <u>however</u>, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of <u>Section 2.11</u>. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate or stockholder of a Holder; (2) who is a Holder's Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder; <u>provided</u> <u>further</u> that all transferees who would not qualify individually for assignment of rights shall, as a condition to the applicable transfer, establish a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

7.2 <u>Governing Law</u>. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

7.3 <u>Counterparts</u>. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.4 <u>Titles and Subtitles</u>. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

7.5 <u>Notices</u>.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next Business Day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) Business Day after the Business Day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications to be sent to a party shall be delivered to at the address for such party as set forth on its signature page or Schedule A hereto, or if not so set forth, the latest address for such party in the books and records of the Company, or (as to the Company) to the principal office of the Company and to the attention of the Chief Executive Officer, or in any case to such email address or address as subsequently modified by written notice given in accordance with this Section 7.5. If notice is given to the Investors, a copy (which copy shall not constitute notice) shall also be given to the legal counsel of such Investor as may be indicated on Schedule A hereof.

(b)   Consent to Electronic Notice. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Investor and Key Holder agrees to promptly notify the Company of any change in such stockholder's electronic mail address, and that failure to do so shall not affect the foregoing.

7.6   Amendments and Waivers. Any term of this Agreement may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of (x) the Company, (y) the holders of at least a majority of the Registrable Securities then outstanding and (z) the holders of a majority of the outstanding shares of Series C-2 Preferred Stock, voting as a separate class; provided that the Company may in its sole discretion waive compliance with Section 2.12(c) (and the Company's failure to object promptly in writing after notification of a proposed assignment allegedly in violation of Section 2.12(c) shall be deemed to be a waiver); and provided further that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing, (a) this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, modification, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction), (b) Section 3.1 and Section 4 and any other section of this Agreement applicable to the Major Investors (including this clause (b) of this Section 7.6) may be amended, modified, terminated or waived with only the written consent of the Company and the holders of at least a majority of the Registrable Securities then outstanding and held by the Major Investors, and (c) no provision hereof may be amended, modified, terminated or waived, in each case in any way which would adversely affect the rights, preferences, privileges or powers of, or restrictions on, (i) arpinine without the prior written consent of arpinine or (ii) holders of any Series C-2 Preferred Stock without the prior written consent of Investors holding a majority of the Series C-2 Preferred Stock. Notwithstanding the foregoing, Schedule A hereto may be amended by the Company from time to time to add transferees of any Registrable Securities in compliance with the terms of this Agreement without the consent of the other parties; and Schedule A hereto may also be amended by the Company after the date of this Agreement without the consent of the other parties to add information regarding any additional Investor who becomes a party to this Agreement in accordance with Section 7.9. The Company shall give prompt notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination, or waiver. Any amendment, modification, termination, or waiver effected in accordance with this Section 7.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one (1) or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

7.7   Severability. In case any one (1) or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

7.8   Aggregation of Stock; Apportionment. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated Persons may apportion such rights as among themselves in any manner they deem appropriate. Without limiting the generality of the foregoing, JBR Entertainment LLC, a California limited liability company, and arpinine LLC, a Delaware limited liability company, shall be deemed Affiliates of each other.

7.9   Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Series C-3 Preferred Stock after the date hereof, pursuant to the Purchase Agreement, any purchaser of such shares of Series C-3 Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

7.10   Entire Agreement. This Agreement (including any Schedules hereto) together with the other Transaction Documents (as defined in the Purchase Agreement), constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect.

7.11   Arbitration; WAIVER OF JURY TRIAL.

(a)   Any dispute arising under or relating to this Agreement shall be settled by arbitration administered by the American Arbitration Association ("**AAA**") under its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Application of the Commercial Arbitration Rules shall be subject to the following:

There shall be a single neutral arbitrator selected as follows: Within 20 days after the AAA serves the confirmation of notice of filing of the arbitration demand, the parties shall agree on the appointment of a single neutral arbitrator and so notify the AAA. If the parties fail to agree on the appointment of a single neutral arbitrator within that time period, and have not otherwise mutually agreed to extend that time period, then the AAA shall make the appointment. Any arbitrator appointed by the parties or the AAA shall be a former California appellate court judge or a former federal court judge. Unless the arbitral tribunal decides it is appropriate to extend the time limit, the award shall be rendered within 45 days of the conclusion of the hearing on the merits. The seat of the arbitration shall be Los Angeles, California. The language of the arbitration shall be English.

(b)   EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

7.12   Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or non-defaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Amended and Restated Investors' Rights Agreement to be duly executed effective as of the date first written above.

Company:

TUNEGO, INC.

By:_____
        John Kohl
        President

Management Holders:

_____
John Kohl

_____
Stacy Haitsuka

_____
Ofek Hayon

IN WITNESS WHEREOF, the undersigned Investor has executed this Amended and Restated Investors' Rights Agreement as of the date first written above.

If Individual Investor:

_____
Name:

If Entity Investor:

ENTITY NAME:

By:_____
Name:
Title:

SCHEDULE A

INVESTORS

[Will Provide Upon Request]

SCHEDULE 1

BONUS SCHEDULE

Early Adopter Bonus (Time Based Bonus)

	Start Date	End Date	Date	Bonus Shares
Tier 1		11/14/24	Before 11/15/2024	20%
Tier 2	11/15/24	11/30/24	Before 12/1/2024	15%
Tier 3	12/1/24	12/31/24	Before 1/1/2025	10%
Tier 4	1/1/25	1/31/25	Before 2/1/2025	5%
Tier 5	2/1/25	2/14/25	Before 2/15/2025	2.5%

Amount (Volume) Based Bonus

	Min Amount	Max Amount	Amount	Bonus Shares
Tier 1	$25,000		$25,000+	20%
Tier 2	$10,000	$24,999	$10,000 +	10%
Tier 3	$5,000	$9,999	$5,000 +	5%
Tier 4	$2,500	$4,999	$2,500 +	2.5%
Tier 5	$1,000	$2,499	$1,000 +	1%

Time-based and volume-based bonuses cannot be combined. If a Purchaser qualifies for both time-based and volume-based bonuses, they will receive the higher of the two.

EXHIBIT C

Bonus Schedule

Early Adopter Bonus (Time Based Bonus)

	Start Date	End Date	Date	Bonus Shares
Tier 1		11/14/24	Before 11/15/24	20%
Tier 2	11/15/24	11/30/24	Before 12/1/24	15%
Tier 3	12/1/24	12/31/24	Before 1/1/25	10%
Tier 4	1/1/25	1/31/25	Before 2/1/25	5%
Tier 5	2/1/25	2/14/25	Before 2/15/25	2.5%

Amount (Volume) Based Bonus

	Min Amount	Max Amount	Amount	Bonus Shares
Tier 1	$25,000		$25,000+	20%
Tier 2	$10,000	$24,999	$10,000 +	10%
Tier 3	$5,000	$9,999	$5,000 +	5%
Tier 4	$2,500	$4,999	$2,500 +	2.5%
Tier 5	$1,000	$2,499	$1,000 +	1%

Time-based and volume-based bonuses cannot be combined. If an Investor qualifies for both time-based and volume-based bonuses, they will receive the higher of the two.